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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☒ Form C: Offering Statement
☐ Form C-U: Progress Update: _____
☐ Form C/A: Amendment to Offering Statement: _____

　　　☐ Check box if Amendment is material and investors must reconfirm within five business days.

☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer: PURSUITALERT, LLC
Legal status of issuer:

　　　Form: limited liability company
　　　Jurisdiction of Incorporation/Organization: South Carolina
　　　Date of organization): October 7, 2015

Physical address of issuer: 333 Piper Lane / Pickens, South Carolina 29671
Website of issuer: https://www.pursuitalert.com

Name of intermediary through which the offering will be conducted: Silicon Prairie Online, LLC
CIK number of intermediary: 0001711770
SEC file number of intermediary: 007-00123
CRD number, if applicable, of intermediary: 289746

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:
$500.00 setup fee plus 7% on 1st $1 Million; 6% up to $2 Million; 5% up to $10 Million and 1% thereafter

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:
None

Type of security offered: Convertible Promissory Notes
Target number of securities to be offered: _____
Price (or method for determining price): face value
Target offering amount: _____
Oversubscriptions accepted: ☐ Yes　☒ No
If yes, disclose how oversubscriptions will be allocated: ☐ Pro-rata basis ☐ First-come, first-served basis
☐ Other – provide a description: _____
Maximum offering amount (if different from target offering amount): 500,000
Deadline to reach the target offering amount: 12 months from filing date

SEC 2930 (4/17)　　Persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB control number.

1

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees: 2.5

Total Assets:	Most recent fiscal year-end: 45,313	Prior fiscal year-end: 47,780
Cash & Cash Equivalents:	Most recent fiscal year-end: 3,565	Prior fiscal year-end: 3,896
Accounts Receivable:	Most recent fiscal year-end: 0	Prior fiscal year-end: 0
Short-term Debt:	Most recent fiscal year-end: 0	Prior fiscal year-end: 0
Long-term Debt:	Most recent fiscal year-end: 305,364	Prior fiscal year-end: 271,073
Revenues/Sales	Most recent fiscal year-end: 224,489	Prior fiscal year-end: 12,091
Cost of Goods Sold:	Most recent fiscal year-end: 748,512	Prior fiscal year-end: 3,988
Taxes Paid:	Most recent fiscal year-end: 0	Prior fiscal year-end: 0
Net Income:	Most recent fiscal year-end: ($36,758)	Prior fiscal year-end: ($161,637)

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (Âǧ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

PURSUITALERT, LLC
(Issuer)
By
/s/ Timothy Morgan Chief Executive Officer
(Signature and Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (Âǧ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Timothy Morgan
(Signature)
Chief Executive Officer
(Title)
January 13th, 2023
(Date)

1. Name of issuer: <u>PURSUITALERT, LLC</u>

ELIGIBILITY

2. ☒ Check this box to certify that all of the following statements are true for the issuer:

- Organized under, and subject to, the laws of a State or territory of the United States or the District ofColumbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

INSTRUCTION TO QUESTION 2: If any of these statements is not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? ☐ Yes   ☒ No
Explain: _____

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Patricia Morgan	Class A Membership Interests	54.48 %
		%
		%
		%

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

DIRECTORS OF THE COMPANY

4.   Provide the following information about each manager (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: _____ Dates of Board Service: _____

Principal Occupation: _____

Employer: _____ Dates of Service: _____

Employer's principal business: _____

List all positions and offices with the issuer held and the period in which the director served in the position or office:

Position: _____ Dates of Service: _____

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities: innovation and risk management, and product quality assurance.

Employer: _____

Employer's principal business: _____

Title: _____ Dates of Service: _____

Responsibilities:_____

Name: _____ Dates of Board Service: _____

Principal Occupation: _____

Employer: _____ Dates of Service: _____

Employer's principal business: _____

List all positions and offices with the issuer held and the period in which the director served in the position or office:

Position: _____ Dates of Service: _____

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities: innovation and risk management, and product quality assurance.

Employer: _____

Employer's principal business: _____

Title: _____ Dates of Service: _____

Responsibilities:_____

Employer: _____

Employer's principal business: _____

Title: _____ Dates of Service: _____

Responsibilities:_____

OFFICERS OF THE COMPANY

5.   Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: Timothy Morgan   Dates of Service: October 15, 2015 – Present
Principal Occupation: ___Manager_____
Employer: _PursuitAlert, LLC_____ Dates of Service: October 15, 2015 – Present_____
Employer's principal business: __digital alerting/critical messaging_____
List all positions and offices with the issuer held and the period of time in which the director served in the position or office:

Position: ___CEO_____   Dates of Service:____December 1, 2017_____

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities: leading sales/marketing efforts, product and process development, and business management.

Employer: _____PursuitAlert, LLC_____
Employer's principal business: _____digital alerting/critical messaging _____
Title: President/CEO_____ Dates of Service: ____December 1, 2017_____
Responsibilities: manage daily company business/direction/development_____

Name: Patricia W. Morgan   Dates of Service: December 1, 2017 – Present_____
Principal Occupation: ___Managing Member/COO_____
Employer: _PursuitAlert, LLC_____ Dates of Service: December 1, 2017 – Present_____
Employer's principal business: __digital alerting/critical messaging_____
List all positions and offices with the issuer held and the period of time in which the director served in the position or office:

Position: ___COO_____   Dates of Service:____December 1, 2017_____

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities: leading sales/marketing efforts, product and process development, and business management.

Employer: ____PursuitAlert, LLC_____
Employer's principal business: _____digital alerting/critical messaging _____
Title: President/CEO_____ Dates of Service: ____December 1, 2017_____
Responsibilities: daily internal operations_____

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

PURSUITALERT, LLC
NOTE REGARDING FORWARD LOOKING STATEMENTS

THE INFORMATION SET FORTH HEREIN CONTAINS "FORWARD-LOOKING INFORMATION", INCLUDING "FUTURE-ORIENTED FINANCIAL INFORMATION" AND "FINANCIAL OUTLOOK", UNDER APPLICABLE SECURITIES LAWS (COLLECTIVELY REFERRED TO HEREIN AS FORWARD-LOOKING STATEMENTS). EXCEPT FOR STATEMENTS OF HISTORICAL FACT, THE INFORMATION CONTAINED HEREIN CONSTITUTES FORWARD-LOOKING STATEMENTS AND INCLUDES, BUT IS NOT LIMITED TO, THE (I) PROJECTED FINANCIAL PERFORMANCE OF THE COMPANY; (II) COMPLETION OF, AND THE USE OF PROCEEDS FROM, THE SALE OF THE SHARES BEING OFFERED HEREUNDER; (III) THE EXPECTED DEVELOPMENT OF THE COMPANY'S BUSINESS, PROJECTS, AND JOINT VENTURES; (IV) EXECUTION OF THE COMPANY'S VISION AND GROWTH STRATEGY, INCLUDING WITH RESPECT TO FUTURE M&A ACTIVITY AND GLOBAL GROWTH; (V) SOURCES AND AVAILABILITY OF THIRD-PARTY FINANCING FOR THE COMPANY'S PROJECTS; (VI) COMPLETION OF THE COMPANY'S PROJECTS THAT ARE CURRENTLY UNDERWAY, IN DEVELOPMENT OR OTHERWISE UNDER CONSIDERATION; (VI) RENEWAL OF THE COMPANY'S CURRENT CUSTOMER, SUPPLIER AND OTHER MATERIAL AGREEMENTS; AND (VII) FUTURE LIQUIDITY, WORKING CAPITAL, AND CAPITAL REQUIREMENTS. FORWARD-LOOKING STATEMENTS ARE PROVIDED TO ALLOW POTENTIAL INVESTORS THE OPPORTUNITY TO UNDERSTAND MANAGEMENT'S BELIEFS AND OPINIONS IN RESPECT OF THE FUTURE SO THAT THEY MAY USE SUCH BELIEFS AND OPINIONS AS ONE FACTOR IN EVALUATING AN INVESTMENT.

THESE STATEMENTS ARE NOT GUARANTEES OF FUTURE PERFORMANCE AND UNDUE RELIANCE SHOULD NOT BE PLACED ON THEM. SUCH FORWARD-LOOKING STATEMENTS NECESSARILY INVOLVE KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES, WHICH MAY CAUSE ACTUAL PERFORMANCE AND FINANCIAL RESULTS IN FUTURE PERIODS TO DIFFER MATERIALLY FROM ANY PROJECTIONS OF FUTURE PERFORMANCE OR RESULT EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS.

ALTHOUGH FORWARD-LOOKING STATEMENTS CONTAINED IN THIS PRESENTATION ARE BASED UPON WHAT MANAGEMENT OF THE COMPANY BELIEVES ARE REASONABLE ASSUMPTIONS, THERE CAN BE NO ASSURANCE THAT FORWARD-LOOKING STATEMENTS WILL PROVE TO BE ACCURATE, AS ACTUAL RESULTS AND FUTURE EVENTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN SUCH STATEMENTS. THE COMPANY UNDERTAKES NO OBLIGATION TO UPDATE FORWARD-LOOKING STATEMENTS IF CIRCUMSTANCES OR MANAGEMENT'S ESTIMATES OR OPINIONS SHOULD CHANGE EXCEPT AS REQUIRED BY APPLICABLE SECURITIES LAWS. THE READER IS CAUTIONED NOT TO PLACE UNDUE RELIANCE ON FORWARD-LOOKING STATEMENTS.



PursuitAlert

Saving Lives and Pursuing Public Safety

Business plan
Prepared December 2022

Contact Information

Tim Morgan

tim@pursuitalert.com

8643032254

PursuitAlert

867 Pendleton Street, PO Box 1536

Pickens, South Carolina 29671, United States

Executive Summary

Opportunity

Problem

High Speed Police pursuits and Emergency vehicle operations create the two largest areas of liability for Public Safety agencies The Department of Justice estimates there are more than 68,000 police chases annually in the US, endangering tens of thousands of innocent motorist and civilians daily, killing or critically injuring thousands annually. In the United Kingdom, the death rate is up 300% in four years. (UK Daily mail). The financial loss to society is in the hundreds of millions of dollars annually in death benefits, lawsuits, hospitalization, disability, etc. (National Hwy Traffic Safety Adm.) Siren technology has basically not changed in decades, yet contributing factors to the problem we are addressing have:

- The roads have never been more crowded
- Vehicle cabins have never been quieter or more soundproof
- Vehicle Sound Systems have never been more robust
- Drivers have never been more distracted

With improved vehicle cabin acoustics, drivers simply cannot hear sirens from responding emergency vehicles in time to safely react or take appropriate action. Fleeing vehicles almost always "outrun" the sound of the siren.

The single event where an officer endangers the public the most simply doing his job is during a high speed police chase. The second event is a Code3 emergency response. . It is estimated that deaths and injuries in the US are under reported by one third because there are no mandatory reporting requirements for law enforcement agencies. Most officers never fire their weapon during a career, but all are involved in pursuits and emergency vehicle operations

Firefighter magazine called crashes involving emergency response vehicles an "unreported epidemic", with an estimated 27,000 crashes involving emergency vehicles annually resulting in hundreds of deaths and thousands of injuries.

Dozens of first responders and motorist are killed or severely injured annually because motorist are distracted and/or fail to "move over" when passing a stopped emergency vehicle on the roadside. Move Over is required by law in all states.

When a 911 Center receives information about an "active threat" or other immediate danger situation at a specific location, there is limited means to alert the nearby public to provide real time information to keep them safe

Solution

PursuitAlert, LLC designs, contract manufactures and sells a new patented "Digital Siren" technology to law enforcement agencies and other first responders to notify the public in real time when in close proximity to dangerous high-speed police pursuits, Code3 emergency Response, when stopped on the roadway (Move Over) and when a critical event or active threat is taking place. Its similar to an Amber Alert, but for other critical law enforcement responses. The technology also addresses other agency pain points to add intrinsic value in personnel, fleet, and resource management, optimization, etc.

PursuitAlert Digital Siren initial solution to address this global problem was to provide a FREE app to warn the public if they are within close proximity to an active police pursuit by a participating law enforcement agency. The public is also notified when the "pursuit is out of range".   We have signed an agreement to make our alerts available to the 70+ million monthly **WAZE** and **Apple Maps** users, as well as in car software in **Chrysler-Jeep** vehicles.   PursuitAlert sells Digital Siren hardware and software to law enforcement agencies with a monthly recurring licensing fee to support the warning system and generate revenue. Although there are some "pursuit ending" products on the market, to our knowledge, there is no other high-speed police pursuit warning system on the market.

Our platform also allows a 911 Center or other agency dispatch center to send incident specific, area specific, real time alerts to the public in the immediate threat area by accessing our PA Digital Siren Portal (Active Shooter, Wrong Way Driver, Impaired Driver, etc.). This software is sold separately with annual subscription based on jurisdiction population.

Market

There are 17,895 (source: FBI) state and local law enforcement agencies in the U.S. with approximately 400,000 patrol cars.   As law enforcement agencies adopt our technology and implement the pursuit warning system, adjoining jurisdictions will be under increasing pressure by the public, media, risk managers, insurers and increased liability issues, all adding pressure and incentive to purchase as well.

There are 8918 PSAPS (Public Safety Answering Points, 911 Centers) in the US (NENA, National Emergency Number Association 2017) that would benefit from our software (Digital Siren) alerting solution to warn the public of specific imminent danger threats nearby in real time. Technology for 911 Centers is funded by monthly telephone/cell phone user subscriber fees that have been used to purchase this technology..

The Department of Justice distributes over 300 million dollars annually to law enforcement agencies nationwide through Justice Assistance Grants (Byrne JAG formula grants). The verbiage from the House Appropriations Committee states that the funds can be spent on "high-speed pursuit training and technology to prevent death and serious injury of innocent civilians in high risk vehicle events"

Infrastructure and Jobs Act that was signed into law in December 2021 will have a huge impact on our DigitalSiren technology:

Funding Appropriated:

SEC. 24102. HIGHWAY SAFETY PROGRAMS

 (1) HIGHWAY SAFETY PROGRAMS.—To carry out section 402 of title 23, United States Code— (

A) $363,400,000 for fiscal year 2022;

(B) $370,900,000 for fiscal year 2023;

(C) $378,400,000 for fiscal year 2024;

(D) $385,900,000 for fiscal year 2025; and

(E) $393,400,000 for fiscal year 2026.

Total is $1 Billion, 892 million over 5 years

USE OF FUNDS.—Amounts received by a State under this subsection shall be used by the State— "(A) **to purchase and deploy digital alert technology**

Many agencies also have seized asset funds or other pools of money that may can be used to purchase pursuit technology.

Other countries experience pursuit related deaths and injuries as well.   Vertical markets include other emergency vehicles, and, once integrated in automotive software, trains for grade crossing warnings.

Competition

Other technologies exist that focus on ending a pursuit by puncturing the tires on the fleeing vehicle (StopStick), firing a GPS dart from the chase patrol car to attach to the fleeing vehicle (StarChase) and extending a net from the patrol vehicle to snare the rear tire of the fleeing vehicle (Grappler).

None focus on protecting innocent citizens by warning them of eminent danger when a pursuit occurs. We signed an integration agreement with HAAS Alert to work together to better protect the public. Their primary focus is roadside safety of work crews, and fire and EMS vehicles on the roadside. Our focus is law enforcement fleets and dispatch centers.

There are a few systems available to alert the public but are 3x more costly, not as easy for the 911 operator to use, require certification to use and the civilian user has to sigh up with personal contact information.to receive alerts.

Future Markets

 Our ultimate goal is to move to a total software solution and integrate with OEM's in both the police pursuit vehicles and in the consumer passenger vehicles providing various alerts to the public of eminent danger events. We also will pursue companies that currently provide law enforcement software to license our application to incorporate into their package for their existing customer base.

Other revenue sources, in addition to vertical markets, are licensing our alert technology to media TV outlets to incorporate within their news app and licensing pursuit data related to high speed chases.

Expectations

Forecast

Once our alerts are available to WAZE, Apple Maps users and in vehicle Chrysler-Jeep software, we project first year sales of $867,500 (2205 units or about 45 law enforcement agencies out of 17,895 agencies) and second year sales of $4,180,000 (10000 units).   We have a tentative agreement with a national law enforcement foundation to raise funds in local communities to furnish this technology to hundreds of local agencies. We plan to sell the hardware at a reduced margin to establish the recurring monthly revenue of $17.50 (introductory rate) to $19.50/month/vehicle. The margins increase over time as we: 1) increase the monthly licensing fee after the introductory period, 2) reduce hardware cost with volume and optimization, 3) move to a mostly software application with little or no hardware, and 4) introduce a portal for 911 Dispatch Centers to issue multiple additional alerts. Our founders will not draw a salary until the company is profitable. Most other expenses (commissions, call center support, onboarding, connectivity, etc) are related to sales volumes.

We believe, based on our research and interviews, that law enforcement agencies will feel pressure to purchase PursuitAlert Digital Siren technology for their citizens protection and to mitigate risk and reduce agency liability in pursuits. The more agencies that come onboard, pressure from public perception, the media, insurers, risk managers and injury lawyers will sway or force surrounding agencies to purchase as well, rapidly increasing the sales to new agencies and adjacent markets.

We are adding 3-5 new commissioned sales representatives from the FBI National Academy pool of recently retired law enforcement officers in strategic areas of the country.

Financial Highlights by Year



Financing Needed

The Founders bootstrapped about $320,000 of the development of PursuitAlert technology and have equity investment of another $225,000, mostly from partners, plus a $50,000 convertible note from the South Carolina Research Authority thru SC Launch. We have a developed, tested, deployed and proven a concept and are ready to scale.

We are seeking $500,000 in additional investment/financing. We will use the investment capital to refill inventory and fill orders, increase sales and marketing efforts including additional commissioned sales reps, trade shows and to continue development to tidy up some loose ends on the software. The founders will not receive a salary until 2024 or when the company is profitable. Sales reps are paid commission on sales.

Execution

Marketing & Sales

Marketing Plan

Our "lead source" is daily "Google Alerts" consisting of news stories from around country (and world) of high speed pursuits that end with a death, injury or lawsuit. We contact surrounding law enforcement agencies where the event occurred and the news outlet that carried the story informing them about our life saving technology. We contact the involved agency when appropriate after an adverse event.

Once an agency purchases Digital Siren, most of the marketing to the public will be the responsibility of the agency. Sheriffs especially, depend on positive public perception to be reelected. The sheriff or chief will hold a news conference to announce what his agency is doing to to protect the public and to encourage people to download the app and use other means of receiving the alerts (WAZE, Apple Maps, in car software, etc.).. The law enforcement agency will use their social media, as well as that of their officers and employees to announce the technology to the public. Agencies have numerous other opportunities and methods to market to the public through school resource officers, civic presentations, church groups, etc.

So far we have received free media coverage in numerous markets around the country as well as New Zealand, Ireland and the UK

We have a tentative agreement with a national law enforcement foundation to raise funds in local communities to furnish this technology to hundreds of local agencies to protect officers and the public during these adverse vehicle events.

Sales Plan

We have signed a contract with two law enforcement vehicle "upfitter" install shops to represent our solution in their market space.

Also, the founder is a graduate of the FBI National Academy in Quantico, VA and a member of the FBI National Academy Associates (FBINAA), with a membership of over 17,000 worldwide. We will use use recently retired law enforcement officers in various locations around the country that are members of the FBINAA as commissioned sales reps that can leverage their professional contacts gained from a career in law enforcement. These officers have been command level supervisors and understand agency structure, funding, operations, hot points and can relate to their peers.

These retired officers have a retirement pension as a primary source of income that can be supplemented with a commission only sales position. The FBINAA sent an email to their membership that we were seeking interested retirees.

We will attend law enforcement conferences and trade shows such as the National Sheriffs Association, The International Association of Chiefs of Police and the FBINA Graduates Conference as well as Risk Managers Conferences such as PRIMA (Public Risk Management Association)

Operations

Locations & Facilities

PursuitAlert is located at 837 Pendleton Street in Pickens, SC. 29671, with an office in Detroit located at 401 South Main St, Clawson, MI 48017.   The physical location is not critical to our operation since we are primarily making contacts by phone and internet. We use a contract manufacturer located between Asheville and Hendersonville in Arden, NC to build the hardware component we are deploying in police cruisers.   Our software developer and contractor responsible for the functionality and reliability of the app and backend servers was Zipit Wireless and Kopis located in Greenville, SC. We have since transitioned to KiwiTech that offers a complete ecosystem for IoT technology. We use Amazon Web Services (AWS) to house data. DevObal Technologies in Greer, SC operates our technology support center for customers and the public to receive assistance. They will triage any support issues, handle if appropriate or route to the correct personnel for resolution, and report back to the originator. DevObal also provides instruction and assistance for all hardware "on boarding" for law enforcement agencies, and provides remote officer training and operational assistance to agencies through user videos and video conferencing.

OnPoint CFO Services provides accounting services for PursuitAlert.

Technology

PursuitAlert uses ZOHO as a Client Relations Management software to manage leads, maintain and manage the sales pipeline, send marketing emails and invoices, host our website, manage account RMR, etc.

Most sales will be direct sales to agencies but we offer a 24-60 month capital lease with no capital outlay for agencies through North State Bank Leasing in Raleigh, NC. The purchasing agency will own the equipment with a $1.00 buyout at the end of the lease.

Equipment & Tools

PursuitAlert does not require any specialized equipment. We have outfited our Pickens headquarters with existing computers, printers, copiers and office furnishings. We purchased a display to use at trade shows and conventions and may need to purchase another for our sales reps to use at events they attend.



Milestones & Metrics

Milestones Table

Milestone	Due Date	Details
Interface development for incar computer	Completed	Release interface for in-car computer as a second option to replace requirement for black box
Beta Product Launch	January 15, 2019	News Conference by Sheriff Crenshaw, Oconee County Sheriff, announcing his agency as the first in the nation to have this life-saving technology.
Go Live in Crisp County Georga	March 05, 2019	Go live with PursuitAlert in second agency
Evaluating first two installs for quality / functionality	December 31, 2019	Installs functioned as designed with no issues of concern. Product determined ready to scale
Develop 911 center portal software SaaS	September 01, 2021	Develop PA Portal access for 911 operator to send specific alerts to specific locations
OEM/ Additional platform integration into product roadmap	December 31, 2022	Develop API to send DigitlSiren Alerts to other platforms (WAZE, Apple Maps, Chrysler-Jeep

Key metrics

PursuitAlert, by design, operates an exceptionally lean organization. We have structured our business where most of our cost will scale or fluctuate with sales and revenue. Most of the key components of our service is contractual to other key partners to reduce the need for hiring employees. Sales commissions, cost of onboarding and technical support and IoT (Internet of Things) fees are all tied to the number of units in service and monthly recurring revenue. Our break even point for operating the PursuitAlert warning system and servers is estimated around 1500 operational units in service.

We will focus on sheriffs around the country as initial customers, especially those with an interstate highway in their jurisdiction. Sheriffs typically like to be at the forefront of new technology for political reasons. They have more authority over their budget than municipal departments and usually have other available funds such as asset forfeiture funds and money from civil process service.

We believe that once a sheriff implements Digital Siren technology in his/her jurisdiction that many surrounding local police agencies will follow suit due to public pressure and the opportunity to significantly reduce liability exposure.

As we scale and receive orders we will be in a much better position to negotiate favorable pricing for hardware components and manufacturing, as well as connectivity and related cost.

Company

Overview

Ownership & Structure

PursuitAlert is organized as a Limited Liability Company (LLC) under the laws of the State of South Carolina. We are certified as a Woman owned business by the Small Business Administration (SBA). .

The majority owners are the founders of PursuitAlert, Tim and Trish Morgan who bootstrapped most of the technology development with their own savings. A few others directly involved in the company or associates of the founders have made equity investments from monetary and /or other significant contributions toward development and advancement of PursuitAlert.

PursuitAlert is also a portfolio company of SC Launch, a division of the South Carolina Research Authority. Their investment is a convertible note in the amount of $50,000.

Intellectual Property

Our DigitalSiren technology is patented in the US, Germany, Korea, and Japan

Exit strategy

We believe we will have a successful exit within 3-5 years and will be very attractive to companies in the public safety space seeking to add a SaaS product to their product line or in the automotive software space with autonomous and connected vehicles.

Team

Management team

Tim Morgan is the cofounder and President of PursuitAlert. With over 37 years experience in law enforcement, the majority as Assistant Sheriff, and hundreds of professional relationships developed around the county over a career, is in a unique position to lead the development of this new technology designed for safety and more effective law enforcement. Tim is a graduate of the FBI National Academy and maintains membership in the prestigious FBI National Academy Associates, the largest law enforcement organization in the world with over 17,000 members. This Association is providing PursuitAlert with direct contact information for command level positions at a majority of police agencies and sheriffs offices around the country.

Tim has a BS in Business Administration, has completed numerous other management and leadership training courses including programs offered by the US Secret Service in Washington, DC and the National Institute of Corrections in Boulder Co.

Trish Morgan is cofounder and Operations Manager of PursuitAlert. Trish was the founder and owner of Home Decorators Warehouse, a brick and mortar warehouse store located in Easley, SC that she recently sold.

Trish's prior experience that provides a valuable skill set was in pharmaceutical sales and real estate sales. She was sales office manager at the Reserve at Lake Keowee, a high end, lake front golf course private community.

Hobey Tam is PursuitAlert's Chief Technology Officer (CTO) and our lead developer of our hardware and software package. Hobey has a Ph.D, Bioengineering, M.S. Bioengineering, Technical Entrepreneurship certificate, all from Clemson University. He has a B.S. in Biomedical Engineering and Biochemistry/Molecular Biology, Rose Holman Institute.

Hobey is CEO and Founder of Tardigrade, LLC., a technology consulting company. He is also COO and co founder of Black Labs, LLC. He has well over a dozen publications. Hobey has numerous academic awards of distinction and has several professional memberships and positions of leadership.

Rich Sands is an advisory board member and is a minority equity holder in PursuitAlert. Rich is located in Detroit MI and has extensive experience in the automotive software industry specifically and the automotive industry as a whole. Rich is CEO and founder of True North Enterprises LLC, a senior advisory services firm based in Oakland Township, MI guiding global Automotive OEMs, suppliers and private equity firms. Clients range from technology start-ups to Fortune 500 global organizations delivering products and solutions across the automotive spectrum specifically: manufacturing, sales & marketing, information technology, vehicle telematics, autonomous driving and expansion into emerging markets. Before launching True North Enterprises, Mr. Sands worked at Microsoft, the world's leading manufacturer of software for personal and business computing. In this role, Mr. Sands helped lead business development activities for Automotive customers operating in North America, China and Europe with solutions centered on productivity, cloud services, and in-vehicle applications. Past work experience includes J.D. Power and Associates, Ford Motor Company and Covisint where heled teams developing high-impact technology solutions and driving company-wide business development activities focused on sales, finance, purchasing and M&A.

Ken Morgan (no relation) is an advisory board member and a minority equity holder in PursuitAlert. Ken is a thirty-three year veteran of the police profession, retiring as Deputy Chief of Police in Michigan. Ken was recruited twice as part of national recruitment efforts by police departments in Colorado and Washington State, holding every rank from Police Officer, through Deputy Chief. He was also an Emergency Vehicle Operations Instructor for ten years. Ken has a Master's Degrees from Central Michigan University and the University of Colorado. He published a thesis which led to one of the country's first multi-jurisdictional pursuit policies in 1989. Mr. Morgan is a graduate of the 204th Session of the FBI National Academy, Quantico, Virginia.   Ken was also the inaugural host of an award-winning, nationally recognized government cable television show that aired for seventeen years. Ken is an active member of the prestigious FBI National Academy Associates.

Ken Morgan has eight years of automotive sales experience, focused on Tier I and II auto manufacturers and suppliers. Ken has also worked in direct sales to police departments, fire departments, and EMS organizations.

Advisors

Frank Greer, Founder and CEO, Zipit Wireless, Greenville, SC. Frank has extensive experience, from founding a company to developing and scaling business in both the US and internationally.

Mike Bishop, former US Congressman from Michigan. Mike is well known in Michigan, especially the Detroit area, and is very familiar with the OEMs. Mike is an attorney and consultant.

Frank Condon, Founder and CEO of DevObal Technologies in Greer, SC, with an office in India. Frank has extensive experience in software and technology development. DevObal Technologies has the Federal Contract for teh website and software system management for the National Rural Transit Authority. DevObal manages our technology support center.

Mentor: Mark Housley, Formerly with SC Launch, a division of South Carolina Research Authority.

Mentor: Tony Colatrella, former public company CFO, now a volunteer mentor with SCORE, a mentoring program sponsored by the US Small Business Administration.

Financial Plan

Forecast

Revenue by Month



Expenses by Month



Net Profit (or Loss) by Year



Financing

Use of funds

We will use $130,000 of the Capital investment to purchase revolving inventory to fill orders, 200,000 to increase marketing and sales representatives , attend trade shows and cover normal operating expenses. $170,000 will be used to continue development of PursuitAlert Digital Siren software for integration into other platforms (WAZE, UConnect, Apple Maps, etc). Our long range goal is to offer an all software solution. Our core infrastructure will provide a great foundation to expand sales to law enforcement agencies and to other vertical markets such as fire and EMS.

Sources of Funds

Most of the initial funding for product development and prototypes has been bootstrapped by the founders. SC Launch (a division of South Carolina Research Authority) has invested $50,000 in a convertible note. Some others involved with the project have collectively invested around $222,500. We are presently conducting an equity crowd funding campaign, seeking smaller invertors from around the country to invest and act as "Boots on the Ground" , contacting their local agencies as citizens to look at this technology. They can receive commission while adding value to their investment

We are currently seeking to raise $500,000 from from CrowdFunding or an investor(s). Ideally, this investor/partner(s) will bring added value to PursuitAlert other than just financing, such as experience in legal, financial, business or even international regulatory issues as a portion of our future market may be international in scope. It is contemplated that the investor/partner(s) will receive an equity position in the company and sit on the Board of Directors, unless some other investment structure is preferred.

Statements

Projected Profit and Loss

	2023	2024	2025
Revenue	**$867,571**	**$4,179,887**	**$9,322,884**
Direct Costs	**$286,650**	**$1,300,000**	**$2,275,000**
Gross Margin	$580,921	$2,879,887	$7,047,884
Gross Margin %	**67%**	**69%**	**76%**
Operating Expenses			
Salaries & Wages	$49,610	$170,990	$411,510
Employee Related Expenses		$2,400	$4,800
office supplies	$1,500	$1,500	$1,500
trade shows	$10,200	$10,500	$20,000
Rent	$1,500	$6,000	$6,000
phones	$4,400	$7,200	$8,000
internet	$1,188	$1,188	$1,188
travel and meals	$350	$5,000	$6,000
IoT fees and development	$24,000	$48,000	$65,000
royalty (PA developer)	$52,054	$250,793	$559,373
marketing / CRM	$4,320	$4,320	$4,320
Hardware commission	$88,200	$400,000	$700,000
Commission, Software sales		$75,000	$150,000
911 Center SaaS Commission		$1,000	
SCRA repayment	$14,300	$15,600	$15,600
accountant	$3,800	$5,700	$5,700
attorney fees	$1,400	$4,200	$4,200
insurance	$13,014	$62,698	$139,843
DevObal call support (software)	$15,994	$79,651	$210,245

loan repayment	$6,000	$24,000	$24,000
monthly cloud expenses	$36,000	$36,000	$36,000
cloud support	$17,500	$30,000	$30,000
debt payments	$14,300	$15,600	$15,600
patent fees	$2,100	$2,000	$2,000
marketing	$12,000	$14,400	$14,400
travel	$5,000	$6,000	$6,000
Safety Cloud fee	$41,873	$75,000	$225,000
Amortization of Other Current Assets	$0	$0	$0
Total Operating Expenses	**$420,603**	**$1,354,740**	**$2,666,280**
Operating Income	**$160,318**	**$1,525,147**	**$4,381,605**
Interest Incurred		$0	$0
Depreciation and Amortization	$0	$0	$0
Gain or Loss from Sale of Assets			
Income Taxes	$32,064	$305,029	$876,321
Total Expenses	**$739,317**	**$2,959,769**	**$5,817,601**
Net Profit	**$128,254**	**$1,220,118**	**$3,505,284**
Net Profit / Sales	**15%**	**29%**	**38%**

Projected Balance Sheet

	Starting Balances	2023	2024	2025
Cash	$35,000	$818,730	$3,211,813	$8,784,910
Accounts Receivable	$0	$208,294	$525,956	$1,062,728
Inventory	$10,750	$10,750	$10,750	$10,750
Other Current Assets	$5,000	$5,000	$5,000	$5,000
Total Current Assets	**$50,750**	**$1,042,774**	**$3,753,519**	**$9,863,388**
Long-Term Assets	$0	$0	$0	$0
Accumulated Depreciation	$0	$0	$0	$0
Total Long-Term Assets	**$0**	**$0**	**$0**	**$0**
Total Assets	**$50,750**	**$1,042,774**	**$3,753,519**	**$9,863,388**
Accounts Payable	$1,000	$147,859	$322,336	$587,189
Income Taxes Payable	$0	$16,639	$119,788	$296,753
Sales Taxes Payable	$260	$8,794	$26,864	$57,274
Short-Term Debt				
Prepaid Revenue	$68,315	$510,053	$1,704,984	$3,837,342
Total Current Liabilities	**$69,575**	**$683,345**	**$2,173,972**	**$4,778,558**
Long-Term Debt			$0	$0
Long-Term Liabilities			**$0**	**$0**
Total Liabilities	**$69,575**	**$683,345**	**$2,173,972**	**$4,778,558**
Paid-In Capital	$550,000	$800,000	$800,000	$800,000
Retained Earnings	($568,825)	($568,825)	($440,571)	$779,547
Earnings		$128,254	$1,220,118	$3,505,284

Total Owner's Equity	($18,825)	$359,429	$1,579,547	$5,084,830
Total Liabilities & Equity	$50,750	$1,042,774	$3,753,519	$9,863,388

Appendix

Profit and Loss Statement (With monthly detail)

2023	Jan '23	Feb '23	Mar '23	Apr '23	May '23	June '23	July '23	Aug '23	Sept '23	Oct '23	Nov '23	Dec '23
Total Revenue	$24,743	$27,457	$30,775	$37,840	$47,932	$60,576	$72,766	$84,033	$96,341	$110,857	$127,685	$146,565
Total Direct Costs	$4,550	$5,850	$7,540	$11,310	$16,640	$21,710	$26,520	$29,900	$33,670	$38,090	$42,770	$48,100
Gross Margin	$20,193	$21,607	$23,235	$26,530	$31,292	$38,866	$46,246	$54,133	$62,671	$72,767	$84,915	$98,465
Gross Margin %	**82%**	**79%**	**75%**	**70%**	**65%**	**64%**	**64%**	**64%**	**65%**	**66%**	**67%**	**67%**
Operating Expenses												
Salaries and Wages	$1,505	$1,913	$2,540	$2,658	$3,470	$3,643	$4,010	$4,770	$5,055	$5,383	$7,658	$7,008
Employee Related Expenses												
office supplies	$125	$125	$125	$125	$125	$125	$125	$125	$125	$125	$125	$125
trade shows	$0	$0	$500	$800	$0	$1,500	$2,500	$1,200	$2,500	$1,200	$0	$0
Rent										$500	$500	$500
phones	$300	$300	$300	$300	$300	$300	$300	$300	$500	$500	$500	$500
internet	$99	$99	$99	$99	$99	$99	$99	$99	$99	$99	$99	$99
travel and meals											$250	$100
IoT fees and development							$4,000	$4,000	$4,000	$4,000	$4,000	$4,000
royalty (PA developer)	$1,485	$1,647	$1,846	$2,270	$2,876	$3,635	$4,366	$5,042	$5,780	$6,651	$7,661	$8,794
marketing / CRM	$360	$360	$360	$360	$360	$360	$360	$360	$360	$360	$360	$360

24

Hardware commission	$1,400	$1,800	$2,320	$3,480	$5,120	$6,680	$8,160	$9,200	$10,360	$11,720	$13,160	$14,800
Commission, Software sales												
911 Center SaaS Commission												
SCRA repayment		$1,300	$1,300	$1,300	$1,300	$1,300	$1,300	$1,300	$1,300	$1,300	$1,300	$1,300
accountant					$475	$475	$475	$475	$475	$475	$475	$475
attorney fees									$350	$350	$350	$350
insurance	$371	$412	$462	$568	$719	$909	$1,091	$1,261	$1,445	$1,663	$1,915	$2,198
DevObal call support (software)	$731	$765	$802	$870	$970	$1,101	$1,260	$1,440	$1,642	$1,870	$2,127	$2,417
loan repayment										$2,000	$2,000	$2,000
monthly cloud expenses	$3,000	$3,000	$3,000	$3,000	$3,000	$3,000	$3,000	$3,000	$3,000	$3,000	$3,000	$3,000
cloud support						$2,500	$2,500	$2,500	$2,500	$2,500	$2,500	$2,500
debt payments		$1,300	$1,300	$1,300	$1,300	$1,300	$1,300	$1,300	$1,300	$1,300	$1,300	$1,300
patent fees				$600			$500			$500		$500
marketing			$1,200	$1,200	$1,200	$1,200	$1,200	$1,200	$1,200	$1,200	$1,200	$1,200
travel			$500	$500	$500	$500	$500	$500	$500	$500	$500	$500
Safety Cloud fee	$262	$599	$1,034	$1,529	$2,121	$2,743	$3,433	$4,265	$5,135	$6,087	$6,954	$7,711
Amortization of Other Current Assets	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Total Operating Expenses	**$9,637**	**$13,620**	**$17,688**	**$20,958**	**$23,935**	**$31,368**	**$40,480**	**$42,337**	**$47,626**	**$53,283**	**$57,934**	**$61,737**
Operating Income	**$10,556**	**$7,987**	**$5,547**	**$5,572**	**$7,357**	**$7,498**	**$5,766**	**$11,797**	**$15,045**	**$19,484**	**$26,981**	**$36,729**

Interest Incurred												
Depreciation and Amortization	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Gain or Loss from Sale of Assets												
Income Taxes	$2,111	$1,598	$1,109	$1,114	$1,472	$1,499	$1,154	$2,359	$3,009	$3,897	$5,396	$7,346
Total Expenses	**$16,298**	**$21,068**	**$26,337**	**$33,382**	**$42,047**	**$54,577**	**$68,154**	**$74,596**	**$84,305**	**$95,270**	**$106,100**	**$117,183**
Net Profit	**$8,445**	**$6,389**	**$4,438**	**$4,458**	**$5,885**	**$5,999**	**$4,612**	**$9,438**	**$12,036**	**$15,587**	**$21,585**	**$29,383**
Net Profit / Sales	**34%**	**23%**	**14%**	**12%**	**12%**	**10%**	**6%**	**11%**	**12%**	**14%**	**17%**	**20%**

PursuitAlert, LLC

	2023	2024	2025
Total Revenue	**$867,571**	**$4,179,887**	**$9,322,884**
Total Direct Costs	**$286,650**	**$1,300,000**	**$2,275,000**
Gross Margin	$580,921	$2,879,887	$7,047,884
Gross Margin %	**67%**	**69%**	**76%**
Operating Expenses			
Salaries and Wages	$49,610	$170,990	$411,510
Employee Related Expenses		$2,400	$4,800
office supplies	$1,500	$1,500	$1,500
trade shows	$10,200	$10,500	$20,000
Rent	$1,500	$6,000	$6,000
phones	$4,400	$7,200	$8,000
internet	$1,188	$1,188	$1,188
travel and meals	$350	$5,000	$6,000
IoT fees and development	$24,000	$48,000	$65,000
royalty (PA developer)	$52,054	$250,793	$559,373
marketing / CRM	$4,320	$4,320	$4,320
Hardware commission	$88,200	$400,000	$700,000
Commission, Software sales		$75,000	$150,000
911 Center SaaS Commission		$1,000	
SCRA repayment	$14,300	$15,600	$15,600
accountant	$3,800	$5,700	$5,700
attorney fees	$1,400	$4,200	$4,200
insurance	$13,014	$62,698	$139,843
DevObal call support (software)	$15,994	$79,651	$210,245

loan repayment	$6,000	$24,000	$24,000
monthly cloud expenses	$36,000	$36,000	$36,000
cloud support	$17,500	$30,000	$30,000
debt payments	$14,300	$15,600	$15,600
patent fees	$2,100	$2,000	$2,000
marketing	$12,000	$14,400	$14,400
travel	$5,000	$6,000	$6,000
Safety Cloud fee	$41,873	$75,000	$225,000
Amortization of Other Current Assets	$0	$0	$0
Total Operating Expenses	**$420,603**	**$1,354,740**	**$2,666,280**
Operating Income	**$160,318**	**$1,525,147**	**$4,381,605**
Interest Incurred		$0	$0
Depreciation and Amortization	$0	$0	$0
Gain or Loss from Sale of Assets			
Income Taxes	$32,064	$305,029	$876,321
Total Expenses	**$739,317**	**$2,959,769**	**$5,817,601**
Net Profit	**$128,254**	**$1,220,118**	**$3,505,284**
Net Profit / Sales	**15%**	**29%**	**38%**

Balance Sheet (With Monthly Detail)

	Starting Balances	Jan '23	Feb '23	Mar '23	Apr '23	May '23	June '23	July '23	Aug '23	Sept '23	Oct '23	Nov '23	Dec '23
Cash	$35,000	$32,608	$38,442	$299,970	$429,059	$437,713	$454,311	$489,745	$529,029	$582,897	$647,099	$725,489	$818,730
Accounts Receivable	$0	$16,185	$30,911	$158,629	$40,653	$56,636	$90,630	$104,746	$129,303	$153,884	$173,934	$197,561	$208,294
Inventory	$10,750	$10,750	$10,750	$10,750	$10,750	$10,750	$10,750	$10,750	$10,750	$10,750	$10,750	$10,750	$10,750
Other Current Assets	$5,000	$5,000	$5,000	$5,000	$5,000	$5,000	$5,000	$5,000	$5,000	$5,000	$5,000	$5,000	$5,000
Total Current Assets	**$50,750**	**$64,543**	**$85,102**	**$474,348**	**$485,463**	**$510,099**	**$560,691**	**$610,241**	**$674,082**	**$752,530**	**$836,783**	**$938,800**	**$1,042,774**
Long-Term Assets	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Accumulated Depreciation	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Total Long-Term Assets	**$0**	**$0**	**$0**	**$0**	**$0**	**$0**	**$0**	**$0**	**$0**	**$0**	**$0**	**$0**	**$0**
Total Assets	**$50,750**	**$64,543**	**$85,102**	**$474,348**	**$485,463**	**$510,099**	**$560,691**	**$610,241**	**$674,082**	**$752,530**	**$836,783**	**$938,800**	**$1,042,774**
Accounts Payable	$1,000	$13,056	$23,660	$31,152	$40,545	$51,391	$67,308	$86,831	$97,972	$108,875	$122,870	$134,681	$147,859
Income Taxes Payable	$0	$2,111	$3,709	$4,818	$1,114	$2,586	$4,085	$1,154	$3,513	$6,522	$3,897	$9,293	$16,639
Sales Taxes Payable	$260	$1,485	$1,647	$1,846	$2,271	$2,876	$3,634	$4,366	$5,042	$5,781	$6,651	$7,661	$8,794
Short-Term Debt													
Prepaid Revenue	$68,315	$58,271	$60,078	$186,086	$186,628	$192,456	$218,876	$246,490	$286,717	$338,478	$394,903	$457,118	$510,053
Total Current Liabilities	**$69,575**	**$74,923**	**$89,094**	**$223,902**	**$230,558**	**$249,309**	**$293,903**	**$338,840**	**$393,244**	**$459,656**	**$528,321**	**$608,753**	**$683,345**
Long-Term Debt													

Long-Term Liabilities

Total Liabilities	$69,575	$74,923	$89,094	$223,902	$230,558	$249,309	$293,903	$338,840	$393,244	$459,656	$528,321	$608,753	$683,345
Paid-In Capital	$550,000	$550,000	$550,000	$800,000	$800,000	$800,000	$800,000	$800,000	$800,000	$800,000	$800,000	$800,000	$800,000
Retained Earnings	($568,825)	($568,825)	($568,825)	($568,825)	($568,825)	($568,825)	($568,825)	($568,825)	($568,825)	($568,825)	($568,825)	($568,825)	($568,825)
Earnings		$8,445	$14,834	$19,271	$23,729	$29,614	$35,613	$40,226	$49,663	$61,700	$77,287	$98,871	$128,254
Total Owner's Equity	($18,825)	($10,380)	($3,991)	$250,446	$254,904	$260,789	$266,788	$271,401	$280,838	$292,875	$308,462	$330,046	$359,429
Total Liabilities & Equity	$50,750	$64,543	$85,102	$474,348	$485,463	$510,099	$560,691	$610,241	$674,082	$752,530	$836,783	$938,800	$1,042,774

	Starting Balances	2023	2024	2025
Cash	$35,000	$818,730	$3,211,813	$8,784,910
Accounts Receivable	$0	$208,294	$525,956	$1,062,728
Inventory	$10,750	$10,750	$10,750	$10,750
Other Current Assets	$5,000	$5,000	$5,000	$5,000
Total Current Assets	**$50,750**	**$1,042,774**	**$3,753,519**	**$9,863,388**
Long-Term Assets	$0	$0	$0	$0
Accumulated Depreciation	$0	$0	$0	$0
Total Long-Term Assets	**$0**	**$0**	**$0**	**$0**
Total Assets	**$50,750**	**$1,042,774**	**$3,753,519**	**$9,863,388**
Accounts Payable	$1,000	$147,859	$322,336	$587,189
Income Taxes Payable	$0	$16,639	$119,788	$296,753
Sales Taxes Payable	$260	$8,794	$26,864	$57,274
Short-Term Debt				
Prepaid Revenue	$68,315	$510,053	$1,704,984	$3,837,342
Total Current Liabilities	**$69,575**	**$683,345**	**$2,173,972**	**$4,778,558**
Long-Term Debt			$0	$0
Long-Term Liabilities			**$0**	**$0**
Total Liabilities	**$69,575**	**$683,345**	**$2,173,972**	**$4,778,558**
Paid-In Capital	$550,000	$800,000	$800,000	$800,000
Retained Earnings	($568,825)	($568,825)	($440,571)	$779,547
Earnings		$128,254	$1,220,118	$3,505,284
Total Owner's Equity	**($18,825)**	**$359,429**	**$1,579,547**	**$5,084,830**

PursuitAlert, LLC

Total Liabilities & Equity	$50,750	$1,042,774	$3,753,519	$9,863,388

Cash Flow Statement (With Monthly Detail)

2023	Jan '23	Feb '23	Mar '23	Apr '23	May '23	June '23	July '23	Aug '23	Sept '23	Oct '23	Nov '23	Dec '23
Net Cash Flow from Operations												
Net Profit	$8,445	$6,389	$4,438	$4,458	$5,885	$5,999	$4,612	$9,438	$12,036	$15,587	$21,585	$29,383
Depreciation & Amortization	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Change in Accounts Receivable	($16,185)	($14,726)	($127,718)	$117,975	($15,983)	($33,994)	($14,116)	($24,556)	($24,581)	($20,050)	($23,627)	($10,734)
Change in Inventory	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Change in Accounts Payable	$12,056	$10,604	$7,492	$9,393	$10,846	$15,917	$19,522	$11,141	$10,903	$13,995	$11,811	$13,178
Change in Income Tax Payable	$2,111	$1,598	$1,109	($3,704)	$1,472	$1,499	($2,931)	$2,359	$3,009	($2,625)	$5,396	$7,346
Change in Sales Tax Payable	$1,225	$162	$199	$425	$605	$758	$732	$676	$739	$870	$1,010	$1,133
Change in Prepaid Revenue	($10,044)	$1,806	$126,008	$542	$5,828	$26,420	$27,614	$40,227	$51,761	$56,426	$62,215	$52,935
Net Cash Flow from Operations	**($2,392)**	**$5,834**	**$11,528**	**$129,089**	**$8,653**	**$16,599**	**$35,433**	**$39,285**	**$53,867**	**$64,203**	**$78,390**	**$93,241**
Investing & Financing												
Assets Purchased or Sold												
Net Cash from Investing												

33

Investments Received			$250,000									
Dividends & Distributions												
Change in Short-Term Debt												
Change in Long-Term Debt												
Net Cash from Financing			**$250,000**									
Cash at Beginning of Period	$35,000	$32,608	$38,442	$299,970	$429,059	$437,713	$454,311	$489,745	$529,029	$582,897	$647,099	$725,489
Net Change in Cash	($2,392)	$5,834	$261,528	$129,089	$8,653	$16,599	$35,433	$39,285	$53,867	$64,203	$78,390	$93,241
Cash at End of Period	**$32,608**	**$38,442**	**$299,970**	**$429,059**	**$437,713**	**$454,311**	**$489,745**	**$529,029**	**$582,897**	**$647,099**	**$725,489**	**$818,730**

PursuitAlert, LLC

	2023	2024	2025
Net Cash Flow from Operations			
Net Profit	$128,254	$1,220,118	$3,505,284
Depreciation & Amortization	$0	$0	$0
Change in Accounts Receivable	($208,294)	($317,662)	($536,773)
Change in Inventory	$0	$0	$0
Change in Accounts Payable	$146,859	$174,477	$264,853
Change in Income Tax Payable	$16,639	$103,149	$176,965
Change in Sales Tax Payable	$8,534	$18,070	$30,410
Change in Prepaid Revenue	$441,738	$1,194,931	$2,132,358
Net Cash Flow from Operations	**$533,730**	**$2,393,083**	**$5,573,097**
Investing & Financing			
Assets Purchased or Sold			
Net Cash from Investing			
Investments Received	$250,000		
Dividends & Distributions			
Change in Short-Term Debt			
Change in Long-Term Debt		$0	$0
Net Cash from Financing	**$250,000**	**$0**	**$0**
Cash at Beginning of Period	$35,000	$818,730	$3,211,813
Net Change in Cash	$783,730	$2,393,083	$5,573,097
Cash at End of Period	**$818,730**	**$3,211,813**	**$8,784,910**

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Ex- change Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

AN INVESTMENT IN THE SECURITIES OFFERED HEREBY IS SPECULATIVE IN NATURE, INVOLVES A HIGH DEGREE OF RISK AND SHOULD NOT BE MADE BY ANY INVESTOR WHO CANNOT AFFORD THE LOSS OF HIS ENTIRE INVESTMENT. EACH PROSPECTIVE PURCHASER SHOULD CAREFULLY CONSIDER THE FOLLOWING RISKS AND SPECULATIVE FACTORS ASSOCIATED WITH THIS OFFERING, AS WELL AS OTHERS DESCRIBED ELSEWHERE IN THE AGREEMENT, BEFORE MAKING ANY INVESTMENT. THE AGREEMENT CONTAINS CERTAIN STATEMENTS RELATING TO FUTURE EVENTS OR THE FUTURE FINANCIAL PERFORMANCE OF OUR COMPANY. PROSPECTIVE INVESTORS ARE CAUTIONED THAT SUCH STATEMENTS ARE ONLY PREDICTIONS, INVOLVE RISKS AND UNCERTAINTIES, AND THAT ACTUAL EVENTS OR RESULTS MAY DIFFER MATERIALLY. IN EVALUATING SUCH STATEMENTS, PROSPECTIVE INVESTORS SHOULD SPECIFICALLY CONSIDER THE VARIOUS FACTORS IDENTIFIED IN THE AGREEMENT, INCLUDING THE MATTERS SET FORTH BELOW, WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE INDICATED BY SUCH FORWARD-LOOKING STATEMENTS.

Risks Related to the Company's Business and Financial Condition

Limited History

The Company was incorporated on October 7, 2015. Our business model is evolving and is distinct from other companies in our industry and it may not be successful. As a result of these factors, the future revenue and income potential of our business is uncertain. Any evaluation of our business and prospects must be considered in light of these factors and the risks and uncertainties often encountered by companies in the early stage of development. Some of these risks and uncertainties relate to our ability to:

- raise adequate financing
- respond effectively to competition, and
- attract and retain qualified employees

There can be no assurance that the Company will ever generate sufficient revenues to achieve or sustain profitability or generate positive cash flow. There can be no assurance that the Company will be successful in implementing its business plan.

Key Personnel

The Company is highly dependent on its key management. The loss of these individuals could have a material adverse effect on the Company. The Company does not presently maintain key person life insurance on any of these individuals.

Risks Associated with this Offering and the Notes

This Offering is being made in reliance on an exemption from registration requirements and there is no guarantee the Offering will comply with the requirements for such exemption.

This Offering will not be registered with the Securities and Exchange Commission ("SEC") under the Securities Act or with the securities agency of any state. The securities are being offered in reliance on an exemption from the registration provisions of the Securities Act and state securities laws applicable to offers and sales to investors meeting the investor suitability requirements set forth herein. If this Offering should fail to comply with the requirements of such exemption, investors may have the right to rescind their investment. This might also occur under applicable state securities or "blue sky" laws and regulations in states where the securities will be offered without registration or qualification pursuant to a private offering or other exemption.

The Offering has not been reviewed by Securities Agencies.

The sale of the securities offered hereby has not been approved or disapproved by the SEC or any state regulatory agencies, and no regulatory body has passed upon or endorsed the accuracy, adequacy, or completeness of this document. Accordingly, prospective investors must rely on their own examination of the document, including, without limitation, the merits of, and risks involved in, acquiring the securities.

There are significant restrictions on the transferability of the securities.

The securities are restricted securities under the Securities Act and cannot be resold or otherwise transferred unless they are registered under the Securities Act and any applicable state securities laws or are transferred in a transaction exempt from such registration.

Consequently, each investor's ability to control the timing of the liquidation of his or her investment in the Company may be restricted. Investors should be prepared to hold their securities for an indefinite period of time.

There is no market, and there may never be a market, for the Notes, which may make it difficult for you to sell your Notes.

The Company is a private company and there is no trading market for any of the Company's securities. Accordingly, there can be no assurance as to the liquidity of any markets that may develop for the Notes, the ability of holders of the Notes to sell the same, or the prices at which holders may be able to sell such Notes.

The Company's officers and directors may be subject to indemnification by the Company in connection with this Offering.

Colorado law provides for indemnification of directors, and, to the extent permitted by such law, eliminate or limit the personal liability of directors to the Company and its creditors of monetary damages for certain breaches of fiduciary duty. Such indemnification may be available for liabilities arising in connection with this Offering. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to governors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Risks Related to Tax Issues

EACH PROSPECTIVE MEMBER SHOULD CONSULT HIS, HER OR ITS OWN TAX ADVISOR CONCERNING THE IMPACT THAT HIS, HER OR ITS PARTICIPATION IN THE COMPANY MAY HAVE ON HIS, HER OR ITS FEDERAL INCOME TAX LIABILITY AND THE APPLICATION OF STATE AND LOCAL INCOME AND OTHER TAX LAWS TO HIS, HER OR ITS PARTICIPATION IN THE OFFERING.

The IRS may classify your investment as a passive activity, resulting in your inability to deduct losses associated with your investment.

If you are not involved in our operations on a regular, continuing and substantial basis, it is likely that the IRS will classify your interest in the Company as a passive activity. The passive activity rules could restrict an investor's ability to currently deduct any of the Company's losses that are passed through to such investor.

Income allocations assigned to an investor's Note(s) may result in taxable income in excess of cash distributions, which means you may have to pay income tax on your investment with personal funds.

Investors will pay tax on their allocated Notes of our taxable income. An investor may receive allocations of taxable income that result in a tax liability that is in excess of any cash distributions the Company may make to the investor. Accordingly, investors may be required to pay some or all of the income tax on their allocated Notes of the Company's taxable income with personal funds.

An IRS audit could result in adjustment to the Company's allocations of income, gain, loss and deduction causing additional tax liability to the Company's Shareholders.

The IRS may audit the Company's income tax returns and may challenge positions taken for tax purposes and allocations of income, gain, loss and deduction to investors. If the IRS were successful in its challenge, an investor may have additional tax liabilities.

IN ADDITION TO THE ABOVE RISKS, BUSINESSES ARE OFTEN SUBJECT TO RISKS NOT FORESEEN OR FULLY APPRECIATED BY MANAGEMENT. IN REVIEWING THIS AGREEMENT, POTENTIAL INVESTORS SHOULD KEEP IN MIND OTHER POSSIBLE RISKS THAT COULD BE IMPORTANT.

9. What is the purpose of this offering?
To raise capital sufficient to increase marketing and production.

10. How does the issuer intend to use the proceeds of this offering?

PURSUITALERT, LLC

Use of Offering Proceeds

	If Minimum Offering Amount Sold	If Maximum Offering Amount Sold
Total Proceeds	$ 50,000.00	$ 500,000.00
Net Proceeds of Offering	$ 47,500.00	$ 475,000.00
Legal related to offering	$ 3,000.00	
Legal related to patents, trademarks		
Wages - President and CEO	_____	_____
Financial management, accounting and audits		
Engineering/production	$ 4,000.00	$170,000.00
Employee benefits	$ 25,000.00	_____
Marketing	$ 15,500.00	$200,000.00
Equipment/Inventory	_____	$105,000.00
Other Expense - including rent, telephone & communications, travel and office		
Accounting software and hardware		
Total Use of Net Proceeds of Offering	$ 47,500.00	$ 475,000.00

11. How will the issuer complete the transaction and deliver securities to the investors?
Signed Subscription Agreements will be collected through the funding portal.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13. Describe the terms of the securities being offered.

PURSUITALERT, LLC
OFFERING SYNOPSIS

Securities: Convertible Notes
Amount: up to $500,000
Purchase Price: Face Value
Maturity Date: Five (5) years
Interest Rate: 7%
Discount Rate:

$50,000 or less: 90%
Greater than $50,000:   85%

Minimum Investment: $500.00

Automatic Conversion
Finance event of equity financing expected to be Class B Membership Interest Units with an aggregate of $2,000,000 "Qualified Financing". Notes will convert with principal and interest to a price per unit as follows: (a) 90% of the price per unit paid by other investors for investments of $50,000 or less,(b) 85% of the price per unit paid by other investors for investments in excess of $50,000.

Voluntary Conversion
If the Company consummates a preferred equity financing that does not constitute a Qualified Financing, the Notes will be convertible into the preferred stock issued in the financing at a conversion price equal to the price per share paid by the other investors in the financing. If the Company does not consummate a Qualified Financing on or prior to the Maturity Date, the Notes will be convertible into Class A units at a conversion price equal to (a) $0.90 per unit for investments of $50,000 or less; (b) $0.85 per unit for investments in excess of $50,000.

Liquidity Events
Upon a change of control or an IPO, the Notes will be convertible into Class B units at a conversion price equal to $1.00 per unit. Upon a change of control, the Note holder will have the option to have the Note instead be repaid with interest and a 25% premium.

Subordination
The Notes will be subordinated to all the Company's indebtedness for borrowed money, whether or not such indebtedness for borrowed money is secured.

Other
This Summary of Terms is intended as an outline of certain of the material terms of the Notes and does not purport to summarize all the conditions, covenants, representations, warranties, and other provisions that would be contained in definitive documentation for the Note.

14. Do the securities offered have voting rights? ☐ Yes ☒ No

15. Are there any limitations on any voting or other rights identified above? ☒ Yes ☐ No
Explain: See Operating Agreement

16. How may the terms of the securities being offered be modified?
Any material changes to this offering will be communicated through the Funding Portal giving unsubscribed investors an opportunity to positively accept the modifications, reject them, or have their investment commitment automatically refunded.

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

(1) to the issuer;
(2) to an accredited investor;
(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or
(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

PURSUITALERT, LLC

CAPITALIZATION

as of December 15, 2022

Name	Security	Quantity	Capital Contribution
Patricia Morgan	Class A	54,480	$150,000
Timothy Morgan	Class A	13,620	$49,000
SCRA	Convertible Note		$50,000
Ken Morgan	Class B	2,000	$50,000
Ken Morgan	Class B	1,000	$25,000
Ken Morgan	Class B	5,000	*
Rich Sands	Class B	5,000	*
Weston Hiott	Class B	400	$10,000
Lee Allen	Class B	100	$2,500
Barry Cooper	Class B	2,000	$50,000
Barry Cooper	Class B	2,400	$60,000
Hobey Tam	Class B	14,000	$25,000

* Units issued in consideration of services rendered to the Company.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?
See Term Sheet for Details

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? ☐ Yes ☒ No
Explain: _____

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?
See Risk Factors

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.
The selection of an offering price was based on similar precedent transactions.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?
See Risk Factors

23. What are the risks to purchasers associated with corporate actions including:

- additional issuances of securities,
- issuer repurchases of securities,
- a sale of the issuer or of assets of the issuer or
- transactions with related parties?

See Operating Agreement and Risk Factors

24. Describe the material terms of any indebtedness of the issuer:
See Balance Sheet and documents attached at Question 31.

25. What other exempt offerings has the issuer conducted within the past three years? :

None.

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:
    (1) any or officer of the issuer;
    (2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
    (3) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
    (4) any immediate family member of any of the foregoing persons.
If yes, for each such transaction, disclose the following:

Specified Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest
Not applicable			

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history? ☒ Yes   ☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations. The Company's founders and members have infused capital as needed for continued development,

product improvement, and integration with other partners.ă Invoicing of current customers begins again in January 2023 and continues throughout the year covering operational costs. Founders and members will fund any unanticipated shortfalls

FINANCIAL INFORMATION

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

PURSUIT ALERT, LLC

Unaudited Financial Statements For The Years Ended December 31, 2021 and 2020



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Pursuit Alert, LLC
Pickens, SC

We have reviewed the accompanying financial statements of Pursuit Alert, LLC (a limited liability company), which comprise the balance sheet as of December 31, 2021 and August 31, 2022, and the related statements of income, changes in members' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, We do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether We are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of Our procedures provide a reasonable basis for Our conclusion.

Accountant's Conclusion

Based on Our review, We are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note B. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Jason M. Tyra, CPA, PLLC
Dallas, TX
December 21, 2022

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

PURSUIT ALERT, LLC
BALANCE SHEET
DECEMBER 31, 2021 AND 2020
_____

	2021	2020
ASSETS		
NON-CURRENT ASSETS		
Cash	$ 3,565	$ 3,896
Inventory	6,889	6,889
TOTAL CURRENT ASSETS	10,454	10,785
NON-CURRENT ASSETS		
Intangible Assets	43,403	43,403
Accumulated Amortization	(8,544)	(6,408)
TOTAL NON-CURRENT ASSETS	34,859	36,995
TOTAL ASSETS	$ 45,313	$ 47,780
LIABILITIES AND MEMBERS' EQUITY		
CURRENT LIABILITIES		
Accrued Expenses	64,680	11,190
Accounts Payable	62,845	64,071
Line of Credit-Current	15,000	15,000
Deferred Royalties	10,259	-
Unearned Revenue	-	45,732
TOTAL CURRENT LIABILITIES	152,784	135,993
NON-CURRENT LIABILITIES		
Related Party Loans	100,407	70,407
Convertible Note	50,000	50,000
Accrued Interest	2,173	13,673
EIDL Loan	-	1,000
TOTAL LIABILITIES	305,364	271,073
MEMBERS' EQUITY		
Retained Deficit	(260,051)	(223,293)
TOTAL MEMBERS' EQUITY	(260,051)	(223,293)
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 45,313	$ 47,780

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements. (Unaudited)

1

PURSUIT ALERT, LLC
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

	2021	2020
Operating Income		
Sales	$ 224,489	$ 12,091
Cost of Goods Sold	148,512	3,988
Gross Profit	75,977	8,103
Operating Expense		
Contractors & Professional Fees	73,854	146,692
General & Administrative	21,365	11,667
Advertising & Marketing	5,178	8,020
Amortization	2,136	2,136
	102,533	168,515
Net Loss from Operations	(26,556)	(160,412)
Other Income (Expense)		
Other Income	1,000	3,000
Interest Expense	(942)	(4,224)
Royalty Expense	(10,259)	-
Net Loss	$ (36,758)	$ (161,637)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements. (Unaudited)

PURSUIT ALERT, LLC
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

	2021	2020
Cash Flows From Operating Activities		
Net Loss For The Period	$ (36,758)	$ (161,637)
Change in Accrued Expenses	53,490	8,190
Change in Deferred Royalties	10,259	-
Amortization	2,136	2,136
Change in Accounts Payable	(1,226)	403
Change in Unearned Revenue	(45,732)	44,335
Net Cash Flows From Operating Activities	(17,831)	(106,573)
Cash Flows From Investing Activities		
Purchase of Intangible Assets	-	(3,600)
Net Cash Flows From Investing Activities	-	(3,600)
Cash Flows From Financing Activities		
Proceeds from Borrowings	30,000	74,900
(Extinguishment)/Issuance of EIDL Loan	(1,000)	(2,000)
Capitalization/(Payment) of Accrued Interest	(11,500)	3,418
Net Cash Flows From Financing Activities	17,500	76,318
Cash at Beginning of Period	3,896	37,750
Net Decrease In Cash	(331)	(33,854)
Cash at End of Period	$ 3,565	$ 3,896

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements. (Unaudited)

PURSUIT ALERT, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

_____

	Contributed Capital	Retained Deficit	Total Members' Equity
Balance at December 31, 2019	$ -	$ (61,656)	$ (61,656)
Net Loss		(161,637)	(161,637)
Balance at December 31, 2020	$ -	$ (223,293)	$ (223,293)
Net Loss		(36,758)	(36,758)
Balance at December 31, 2021	$ -	$ (260,051)	$ (260,051)

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Pursuit Alert, LLC ("the Company") is a limited liability company organized under the State of South Carolina. The Company offers a warning system that allows law enforcement to send real-time messaging to citizens mobile phones when near an emergency response or other dangerous situations.

NOTE B- GOING CONCERN MATTERS

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The Company sustained net operating losses in 2021 of $36,758 and 2020 of $161,637.

The following describes management's plans that are intended to mitigate the conditions and events that raise substantial doubt about the Company's ability to continue as a going concern. The Company plans to raise funds to continue operations through a Reg CF offering. The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described above.

These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through December 21, 2023 (one year after the date that the financial statements are available to be issued). The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

NOTE C- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The Company's fiscal year ends December 31.

Significant Risks and Uncertainties

The Company is subject to customary risks, but not limited to, the need for protection of intellectual property, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Changes in estimates are recorded in the period they are made. Actual results could differ from those estimates.

5

<u>Cash and Cash Equivalents</u>

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

<u>Inventory</u>

The Company values inventory at the lower of historic cost or market value.

<u>Intangible Assets</u>

Intangible assets are stated at their historical cost and amortized on a straight-line basis over their expected useful lives, which usually varies from 3 to 10 years and up to 20 years for patents. An adjustment is made for any impairment. Intangible items acquired must be recognized as assets separately from goodwill if they meet the definition of an asset, are either separable or arise from contractual or other legal rights, and their fair value can be measured reliably. The Intangible asset recorded on the books is comprised of intellectual property. These include patents, the company developed over the years and will be amortized over management's estimate of the asset's useful life.

<u>Revenue</u>

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

Revenue streams have been derived from (1) monthly subscription fees amounting to $168,367 in 2021 and $9,068 in 2020. (2) digital siren hardware sales amounting to $56,122 in 2021 and $3,023 in 2020.

<u>Unearned Revenue</u>

The Company received revenue advances for future sales. Once performance obligations are met, revenue advances are expected to be taken into income after one year of the operating cycle.

<u>Deferred Royalties</u>

During 2021, the Company entered into an agreement to receive several services including, but not limited to, design & development services, commercializing the commercial product, and product design & manufacturing services from a third-party company. The agreement calls for 6% of gross revenues attributable to the target technology that the company sells, to be paid to the holder as a royalty.

During the recent years, The Company deferred a portion of royalty payments which will be repaid at a later date when the Company has sufficient cash flows.

Accounts Receivable

The Company grants trade credit to certain customers when business conditions warrant. Management's experience suggests that losses on accounts receivables are likely to be infrequent. As of December 31, 2021, the Company has accrued a reserve of $0 for doubtful accounts.

Advertising

The Company records advertising expenses in the year incurred.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation, and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a partnership in the federal jurisdiction of the United States. All items of income and expense are reported by the Company's members on their individual tax returns.

The Company is subject to franchise and income tax filing requirements in the State of South Carolina.

Recently Adopted Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In November 2015, the FASB issued ASU (Accounting Standards Update) 2015-17, *Balance Sheet Classification of Deferred Taxes*, or ASU 2015-17. The guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. For all entities other than public business entities, the guidance becomes effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for all entities as of the beginning of an interim or annual reporting period. The adoption of ASU 2015-17 had no material impact on the Company's financial statements and related disclosures.

In November 2016, the FASB issued ASU 2016-18, *Statement of Cash Flows (Topic 230), Restricted Cash*, or ASU 2016-18. The amendments of ASU 2016-18 were issued to address the diversity in classification and presentation of changes in restricted cash and restricted cash equivalents on the statement of cash

7

flows which is currently not addressed under Topic 230. ASU 2016-18 would require an entity to include amounts generally described as restricted cash and restricted cash equivalents with cash and cash equivalents when reconciling the beginning of period and end of period total amounts on the statement of cash flows. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2018 for non-public entities. Early adoption is permitted, and the standard must be applied retrospectively. The adoption of ASU 2016-18 had no material impact on the Company's financial statements and related disclosures.

In May 2014, the FASB issued ASU, 2014-09—*Revenue from Contracts with Customers (Topic 606)*, or ASU 2014-09, and further updated through ASU 2016-12, or ASU 2016-12, which amends the existing accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount to which an entity expects to be entitled to when products are transferred to customers. This guidance is effective for annual reporting periods, and interim periods within those years, beginning December 15, 2018 for non-public entities. The new revenue standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. The adoption of ASU 2014-09 had no material impact on the Company's financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2019 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-09, *Improvements to Employee Share-based Payment Accounting*, or ASU 2016-09. ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Some of the areas of simplification apply only to non-public companies. This guidance was effective on December 31, 2016 for public entities. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for an entity in any interim or annual period for which financial statements have not been issued or made available for issuance. An entity that elects early adoption must adopt all amendments in the same period. The adoption of ASU 2016-09 had no material impact on the Company's financial statements and related disclosures.

In May 2017, the FASB issued ASU 2017-09, *Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting*, or ASU 2017-09, which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for both public entities and non-public entities. Early adoption is permitted. The adoption of ASU 2017-09 had no material impact on the Company's financial statements and related disclosures.

NOTE D- DEBT

EIDL Loan

During 2020, the Company received a series of Small Business Administration Loans ("EIDL Loan") in the amount of $4,000. The loans accrue interest at 3.75% per annum and will mature in 2050. The Company will make monthly payments to both incurred interest and principal.

In the subsequent period, the Company received additional funds amounting to $8,200. The additional funds provide the same terms as the original note.

Extinguishment of Debt – Disaster Assistance

In 2021 and 2020, the Company received disaster assistance in the form of loans under the Small Business Administration Program ("SBA"). The Small Business Administration (SBA) allows for cancellation of loans received under the program, provided the borrower uses the loan proceeds for eligible expenses. Eligible expenses include payroll, benefits, rent, and utilities. Loan cancellations are generally not taxable to recipients and do not result in a reduction of deducible expenditures or other tax attributes. As of 2021, all debt associated with the SBA loan has been extinguished as it was determined that the company met the conditions for forgiveness of the loan amount.

Convertible Note

During 2017, the Company issued a convertible promissory note in exchange for cash for the purpose of funding continuing operations ("the Convertible Note"). The Note and any associated accrued interest will convert to equity automatically upon the occurrence of either an equity offering, or at maturity (with the consent of a majority of holders). The Note accrues interest at the rate of 2% per annum plus the prime rate, but in no event higher than 10% per annum. During 2021, an amendment was executed by the Company and the holder, which states that the Note will bear no interest period and extended the maturity date to July 15, 2024. During 2021 and 2020, the Company capitalized approximately $2,173 in accrued interest related to the Note. Upon conversion of the Company into a corporation and at the request of the holder, the Note will convert into preferred stock.

Line of Credit-Current

During 2016, The Company received a revolving line of credit ("Line of Credit") amounting to $15,000 that is secured with assets. The line of credit accrues interest at the rate of 5.0% per annum and is payable on a monthly basis until all debt is settled. The assets that serve as collateral goes as follows: Property. The holder has the option to request full payment of the loan principal, interest and all charges, at any given time.

Related Party Loans

During 2021 and prior years, the company issued a series of related party notes payable in exchange for cash for the purpose of continuing operations ("the Related Party Loans"). The notes bear no interest and are payable at a future date to be determined by management.

NOTE E- EQUITY

Under the Company's operating agreement, the Company is authorized to issue 100,000 Units, whether Class A Units or Class B Units. The Company currently has two classes of equity outstanding:

Class A Units: Class A units shall be entitled to cast one vote for each Class A Unit that the Member owns.

Class B Units: Class B units shall be entitled to cast one vote for each Class B Unit that the Member owns.

As of December 31, 2021, the number of shares issued and outstanding by class was as follows:

Class A	68,100
Class B	31,900

NOTE F- FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.
Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE G- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE H- LLC MEMBER LIABILITY

The Company is organized as a limited liability company. As such, the financial liability of members of the Company for the financial obligations of the Company is limited to each member's contribution of capital to the Company.

NOTE I- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before December 21, 2022, the date that the financial statements were available to be issued.

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or mis demeanor:

  (i) in connection with the purchase or sale of any security? ☐ Yes   ☒ No
  (ii) involving the making of any false filing with the Commission? ☐ Yes   ☒ No
 (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes   ☒ No

If Yes to any of the above, explain: _____

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

  (i) in connection with the purchase or sale of any security? ☐ Yes   ☒ No
  (ii) involving the making of any false filing with the Commission? ☐ Yes   ☒ No
 (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes   ☒ No

If Yes to any of the above, explain: _____

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

  (i) at the time of the filing of this offering statement bars the person from:

    (A) association with an entity regulated by such commission, authority, agency or officer? ☐ Yes   ☒ No

    (B) engaging in the business of securities, insurance or banking? ☐ Yes   ☒ No

    (C) engaging in savings association or credit union activities? ☐ Yes   ☒ No

  (ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes   ☒ No

If Yes to any of the above, explain: _____

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

  (i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes   ☒ No
  (ii) places limitations on the activities, functions or operations of such person? ☐ Yes   ☒ No
 (iii) bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes   ☒ No

If Yes to any of the above, explain: _____

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☒ No

(ii) Section 5 of the Securities Act? ☐ Yes ☒ No

If Yes to any of the above, explain: _____

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
☐ Yes ☒ No
If Yes, explain: _____

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
☐ Yes ☒ No
If Yes, explain: _____

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?
☐ Yes ☒ No
If Yes, explain: _____

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

 (1) any other material information presented to investors; and
 (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

MATERIAL DOCUMENTS

1.   **ARTICLES OF ORGANIZATION**

2.   **OPERATING AGREEMENT**

3.   **FORM OF CONVERTIBLE PROMISSORY NOTE**

4.   **SCHEDULE OF OUTSTANDING NOTES**



Print Form

CERTIFIED TO BE A TRUE AND CORRECT COPY AS TAKEN FROM AND COMPARED WITH THE ORIGINAL ON FILE IN THIS OFFICE

OCT 0 7 2015

SECRETARY OF STATE OF SOUTH CAROLINA

STATE OF SOUTH CAROLINA
SECRETARY OF STATE

ARTICLES OF ORGANIZATION

Limited Liability Company – Domestic
Filing Fee - $110.00

TYPE OR PRINT CLEARLY IN BLACK INK

The undersigned delivers the following articles of organization to form a South Carolina limited liability company pursuant to S.C. Code of Laws §33-44-202 and §33-44-203.

1. The name of the limited liability company **(Company ending must be included in name*)**

PursuitAlert,LLC

***NOTE: The name of the limited liability company must contain one of the following endings: "limited liability company" or "limited company" or the abbreviation "L.L.C.", "LLC", L.C." "LC", or "Ltd. Co."**

2. The address of the initial designated office of the limited liability company in South Carolina is

PO Box 1447
Street Address

Pickens
City

29671
Zip Code

3. The initial agent for service of process is

Timothy E. Morgan
Name

Signature of Agent

and the street address in South Carolina for this initial agent for service of process is

333 Piper Lane
Street Address

Pickens
City

29671
Zip Code

4. List the name and address of each organizer. Only one organizer is required, but you may have more than one.

(a) Timothy E. Morgan
Name
333 Piper Lane
Street Address
Pickens — SC — 29671
City — State — Zip Code

(b) Patricia Morgan
Name
333 Piper Lane
Street Address
Pickens — SC — 29671
City

151014-0047 FILED: 10/07/2015
PURSUITALERT, LLC
Filing Fee: $110.00 ORIG
Mark Hammond South Carolina Secretary of State

Name of Limited Liability Company PursuitAlert,LLC

5. [☐] Check this box only if the company is to be a term company. If the company is a term company, provide the term specified. ____________

6. [☐] Check this box only if management of the limited liability company is vested in a manager or managers. If this company is to be managed by managers, include the name and address of each initial manager.

(a) ____________
Name

____
Street Address

____
City State Zip Code

(b) ____________
Name

____
Street Address

____
City State Zip Code

7. [☐] Check this box only if one or more of the members of the company are to be liable for its debts and obligations under §33-44-303(c). If one or more members are so liable, specify which members, and for which debts, obligations or liabilities such members are liable in their capacity as members. This provision is optional and does not have to be completed.

8. Unless a delayed effective date is specified, these articles will be effective when endorsed for filing by the Secretary of State. Specify any delayed effective date and time.

____

9. Any other provisions not inconsistent with law which the organizers determine to include, including any provisions that are required or are permitted to be set forth in the limited liability company operating agreement may be included on a separate attachment. Please make reference to this section if you include a separate attachment.

10. Each organizer listed under number 4 must sign.

[signature] 10-1-15
Signature of Organizer Date

[signature] Patricia W Morgan 10-1-15
Signature of Organizer Date

CERTIFIED TO BE A TRUE AND CORRECT COPY
AS TAKEN FROM AND COMPARED WITH THE
ORIGINAL ON FILE IN THIS OFFICE

STATE OF SOUTH CAROLINA
SECRETARY OF STATE

SEP 12 2016

AMENDED ARTICLES OF ORGANIZATION
Limited Liability Company – Domestic
Filing Fee - $110.00

Mark Hammond
SECRETARY OF STATE OF SOUTH CAROLINA

TYPE OR PRINT CLEARLY IN BLACK INK

Pursuant to S.C. Code of Laws §33-44-204(a), the undersigned limited liability company adopts the following Amended Articles of Organization:

1. The name of the limited liability company is PursuitAlert, LLC

2. The date the articles of organization were filed is October 07, 2015

3. The articles of organization are amended in the following respects, of which all amended provisions may lawfully be included in the articles of organization. If the space on this form is not sufficient, please attach additional sheets containing a reference to the appropriate paragraph on this form.

The company is to be a term company, with the specified term expiring on December 31, 2066. The company

is to be managed by managers. The two initial managers are Timothy E. Morgan of 333 Piper Lane, Pickens,

SC, 29671, and Patricia Morgan of 333 Piper Lane, Pickens, SC, 29671.

Signature (**Please see the Filing Checklist below**)

Timothy E. Morgan; Patricia Morgan
Print or Type Name

Capacity/Position of Person Signing (**You must check one box.**)   Date 9/9/16

☐ Manager   ☐ Member   ☑ Organizer

☐ Fiduciary   ☐ Attorney-in-Fact

Filing Checklist

- Amended Articles of Organization (filed in duplicate)
- $110.00 made payable to the Secretary of State's Office
- Self-Addressed, Stamped Return Envelope
- Make sure the proper individual has signed the form (Please see S.C. Code of Laws §33-44-205(a))
  Limited Liability Company forms filed with the Secretary of State must be signed in the name of the company by a:
  - (1) manager of a manager-managed company
  - (2) member of a member-managed company
  - (3) person organizing the company, if the company has not been formed or
  - (4) fiduciary, if the company is in the hands of a receiver, trustee or other court-appointed fiduciary
- Return all documents to: South Carolina Secretary of State's Office
  Attn: Corporate Filings
  1205 Pendleton Street Suite 525
  Columbia, SC 29201

160912-0069   FILED: 09/12/2016
PURSUITALERT, LLC

LLC – Domestic – Amended Article   Filing Fee: $110.00 ORIG



Mark Hammond   South Carolina Secretary of State

Form Revised by South Carolina
Secretary of State, April 2011

AMENDED AND RESTATED OPERATING AGREEMENT

OF

PURSUITALERT, LLC

A SOUTH CAROLINA LIMITED LIABILITY COMPANY

EFFECTIVE AS OF DECEMBER 1, 2017

TABLE OF CONTENTS

This Amended and Restated Operating Agreement is made and entered into by and between the Members whose names appear on Exhibit A hereto, as may be amended from time to time, and replaces any and all prior operating agreements and amendments thereto. Agreement is made as follows:

ARTICLE I
DEFINITIONS

The following terms used in this Operating Agreement shall have the following meanings (unless otherwise expressly provided herein);

(a)   "Act" shall mean the South Carolina Limited Liability Company Act, as amended.

(b)   "Appointees" shall mean additional officers and advisory board and committee members appointed by the Manager, as provided in Section 5.8.

(c)   "Articles of Organization" shall mean the Articles of Organization of PursuitAlert, LLC as filed with the Secretary of State of South Carolina as the same may be amended from time to time.

(d)   "Capital Account" as of any given date shall mean the Capital Contribution to the Company by a Member as adjusted up to the date in question pursuant to Article VIII.

(e)   "Capital Contribution" shall mean any contribution to the capital of the Company in cash or property by a Member whenever made.

(f)   "Class A Members" shall mean each of the parties who execute an original or a counterpart original of this Operating Agreement as a Class A Member and each of the parties who may hereafter become Class A Members.

(g)   "Class A Units" means the Units held by the Class A Members.

(h)   "Class B Members" shall mean each of the parties who execute an original or a counterpart original of this Operating Agreement as a Class B Member and each of the parties who may hereafter become Class B Members. The Class B Members shall not have any voting rights.

(i)   "Class B Units" means the Units held by the Class B Members.

(j)   "Code" shall mean the Internal Revenue Code of 1986 or corresponding provisions of subsequent superseding federal revenue laws.

(k)   "Company" shall refer to PursuitAlert, LLC.

1

(l) "Distributable Cash" means all cash, revenues and funds received by the Company, less the sum of the following to the extent paid or set aside by the Company: (i) all principal and interest payments on indebtedness of the Company and all other sums paid to lenders; (ii) all cash expenditures incurred incident to the normal operation of the Company's business; and (iii) such Reserves as the Manager deems reasonably necessary to the proper operation of the Company's business.

(m) "Entity" shall mean any general partnership, limited partnership, limited liability company, corporation, joint venture, trust, business trust, cooperative or association or any foreign trust or foreign business organization.

(n) "Fiscal Year" shall mean the Company's fiscal year, which shall be the calendar year.

(o) "Group" shall mean any Person or group of Persons under the common control of one Person (the "Control Person"), such that such Control Person is able to direct the voting and other actions of the group as a whole. Persons shall be deemed part of a Group if greater than fifty percent (50%) of such Person's stock is owned by the Control Person and family members shall be deemed members of a Group with a Control Person.

(p) "Liquidation" shall mean the commencement of a voluntary case under the federal bankruptcy laws or any other applicable federal or state bankruptcy, insolvency or similar law, or consent to the entry of an order for relief in an involuntary case under such law or to the appointment of a receiver, liquidator, assignee, custodian, trustee, or sequestrator (or other similar official) of the Company, or of any substantial part of its property, or make an assignment for the benefit of its creditors, or admit in writing its inability to pay its debts generally as they become due, or if a decree or order for relief in respect of the Company shall be entered by a court having jurisdiction in the premises in an involuntary case under the federal bankruptcy laws or any other applicable federal or state bankruptcy, insolvency or similar law, or appointing a receiver, liquidator, assignee, custodian, trustee, or sequestrator (or other similar official) of the Company or of any substantial part of its property, or ordering the winding up or liquidation of its affairs, and any such decree or order shall be unstayed and in effect for a period of ninety (90) consecutive days, or if the Company shall otherwise liquidate, dissolve, or wind up.

(q) "Manager" shall mean a manager or managers designated pursuant to or as provided in this Agreement. References to the Manager in the singular or as him, her, it, itself, or other like references shall also, where the context so requires, be deemed to include the plural or the masculine or feminine reference, as the case may be.

(r) "Member" shall mean each of the parties who execute a counterpart of this Operating Agreement as a Member and each of the parties who may hereafter become Members.

(s)   "Membership Interest" shall mean a Member's entire interest in the Company and such other rights and privileges that the Member may enjoy by being a Member.

(t)   "Operating Agreement" shall mean this Amended and Restated Operating Agreement as originally executed and as amended from time to time.

(u)   "Person" shall mean any individual or Entity, and the heirs, executors, administrators, legal representatives, successors, and assigns of such "Person" where the context so permits.

(v)   "Reserves" shall mean, with respect to any fiscal period, funds set aside or amounts allocated during such period to reserves which shall be maintained in amounts deemed sufficient by the Manager for working capital and to pay taxes, insurance, debt service, or other costs or expenses incident to the ownership or operation of the Company's business.

(w)   "Treasury Regulations" shall include proposed, temporary, and final regulations promulgated under the Code in effect as of the date of filing the Articles of Organization and the corresponding sections of any regulations subsequently issued that amend or supersede such regulations.

(x)   "Unit" shall mean a unit representation of Membership Interest in the Company as further set forth herein.

ARTICLE II
FORMATION OF THE COMPANY

2.1   Formation. On October 7, 2015, the Company was organized as a South Carolina limited liability company by executing and delivering articles of organization to the South Carolina Secretary of State in accordance with and pursuant to the Act.

2.2   Name. The name of the Company is PursuitAlert, LLC.

2.3   Principal Place of Business. The principal place of business of the Company within the State of South Carolina shall be Post Office Box 1447, Pickens, South Carolina 29671. The Company may locate its places of business and registered office at any other place or places, as the Manager may from time to time deem advisable.

2.4   Registered Office and Registered Agent. The Company's registered office shall be at the office of its registered agent at 333 Piper Lane, Pickens, South Carolina 29671 and the name of its registered agent at such address shall be Timothy E. Morgan. The registered office and registered agent may be changed from time to time by filing the address of the new registered office and/or the name of the new registered agent with the South Carolina Secretary of State pursuant to the Act.

2.5 Term. The term of the Company shall be as set forth in the Articles of Organization of the Company together with any amendments thereto.

ARTICLE III
BUSINESS OF COMPANY

3.1 Permitted Businesses. The business of the company shall be:

(a) To accomplish any lawful business whatsoever, or which shall at any time appear conducive to or expedient for the protection or benefit of the Company and its assets.

(b) To exercise all other powers necessary to or reasonably connected with the Company's business which may be legally exercised by limited liability companies under the Act.

(c) To engage in all activities necessary, customary, convenient, or incident to any of the foregoing.

ARTICLE IV
NAMES AND ADDRESSES OF MEMBERS; OWNERSHIP INTEREST

4.1 Name and Address. The name and address of the Members is set forth on Exhibit A, attached hereto, which may be amended from time to time by the Manager to reflect changes in Capital Contributions, ownership of Units, or addresses.

4.2 Classes of Units. The Company shall have two classes of Membership Interest ("Units"): Class A Units and Class B Units. Class B Units shall have no voting rights. Authorized but unissued Units shall not be entitled to vote, receive distributions, or have any rights of issued Units and shall not be considered for purposes of determining the number of Units constituting a majority or any specified percentage of the Units.

4.3 Authorization.

(a) The Class A Members shall have the authority to issue up to 100,000 Units, whether Class A or Class B, or a combination thereof, during the term hereof, and shall have the sole authority and discretion to determine the manner in which such Units are to be issued and the consideration contributed to the Company by the prospective Members in exchange for the issuance of such Units.

(b) The Managers are authorized to issue Units, options or warrants for Units, Units subject to restrictions, or any similar equity interests, and to admit such recipients as Members. Such issuances can be made to employees as compensation, in whole or in part.

4.4 No Preemptive Rights. Members have no preemptive rights to participate in future equity issuances.

ARTICLE V
RIGHTS AND DUTIES OF MANAGERS

5.1 Management. The business and affairs of the Company shall be managed by its Managers. The Managers shall direct, manage, and control the business of the Company to the best of their ability. Except for situations in which the approval of the Class A Members is expressly required by this Operating Agreement or by non-waivable provisions of applicable law, the Managers shall have full and complete authority, power, and discretion to manage and control the business, affairs, and properties of the Company, to make all decisions regarding those matters, and to perform any and all other acts or activities customary or incident to the management of the Company's business. At any time when there is more than one Manager, a majority of the Managers may take any action permitted to be taken by the Managers, unless the approval of all of the Managers is expressly required pursuant to this Operating Agreement or the Act.

5.2 Number, Tenure, and Qualifications. The Company shall initially have two Managers and the two Managers shall be Timothy E. Morgan and Patricia Morgan. The number of Managers of the Company shall be fixed from time to time by the affirmative vote of Class A Members holding a majority of the Class A Units, but in no instance shall there be less than one Manager. Each Manager shall hold office until the next annual meeting of Class A Members or until her successor shall have been elected and qualified. Managers shall be elected by the affirmative vote of Class A Members holding a majority of the Class A Units. Managers need not be residents of the State of South Carolina or Members of the Company.

5.3 Certain Powers of Managers.

(a)   The Managers shall have power and authority, on behalf of the Company:

(i)   To acquire or sell property from any Person as the Managers may determine. The fact that a Manager or a Member is directly or indirectly affiliated or connected with any such Person shall not prohibit the Managers from dealing with that Person;

(ii)   To borrow money for the Company from banks, other lending institutions, the Managers, Members, or affiliates of the Managers or Members on such terms as the Managers deems appropriate, and in connection therewith, to hypothecate, encumber, and grant security interests in the assets of the Company to secure repayment of the borrowed sums;

(iii)   To purchase liability and other insurance to protect the Company's property and business;

(iv)   To acquire, sell, hold, and own any Company real or personal properties in the name of the Company;

(v)   To invest any Company funds temporarily (by way of example but not limitation) in time deposits, short-term governmental obligations, commercial paper, or other investments;

(vi)   Upon the affirmative vote of the Class A Members holding a majority of the Class A Units, to sell or otherwise dispose of all or substantially all of the assets of the Company as part of a single transaction or plan so long as such disposition is not in violation of or a cause of a default under any other agreement to which the Company may be bound, provided, however, that the affirmative vote of the Class A Members holding a majority of the Class A Units shall not be required with respect to any sale or disposition of the Company's assets in the ordinary course of the Company's business;

(vii)   To execute on behalf of the Company all instruments and documents, including, without limitation, checks; drafts; notes and other negotiable instruments; mortgages or deeds of trust; security agreements; financing statements; documents providing for the acquisition, mortgage, or disposition of the Company's property; assignments; bills of sale; leases; partnership agreements, operating agreements of other limited liability companies; and any other instruments or documents necessary, in the opinion of the Managers, to the business of the Company;

(viii)   To employ accountants, legal counsel, managing agents, or other experts to perform services for the Company and to compensate them from Company funds;

(ix)   To enter into any and all other agreements, including any franchise agreements, on behalf of the Company, with any other Person for any purpose, in such forms as the Managers may approve; and

(x)   To do and perform all other acts as may be necessary or appropriate to the conduct of the Company's business.

Unless authorized to do so by this Operating Agreement, no attorney-in-fact, employee, or other agent of the Company shall have any power or authority to bind the Company in any way, to pledge its credit or to render it liable pecuniarily for any purpose. No Member shall have any power or authority to bind the Company unless the Member has been authorized in writing by the Managers to act as an agent of the Company in accordance with the previous sentence.

5.4   Liability for Certain Acts. Each Manager shall perform his duties as Manager or officer in good faith, in a manner he reasonably believes to be in the best interests of the Company, and with such care as an ordinarily prudent person in a like position would use under similar circumstances. The Managers shall not have any liability by reason of being or having been the Manager of the Company. The Managers do not, in any way, guarantee the return of the Members' Capital Contributions or a profit for the Members from the operations of the Company. No Manager shall be liable to the Company or to any Member for any loss or damage sustained by the Company or any Member, unless the loss or damage shall have been the result of fraud, deceit, negligence, willful misconduct, material breach of this Agreement, or a wrongful taking by the Manager.

5.5 <u>Managers and Members Have No Exclusive Duty to Company</u>. No Manager shall be required to manage the Company as his sole and exclusive function and he (or any Member) may have other business interests and may engage in other activities in addition to those relating to the Company. Neither the Company nor any Member shall have any right, by virtue of this Operating Agreement, to share or participate in such other investments or activities of any Manager and/or Member or to the income or proceeds derived therefrom. Neither any Manager nor any Member shall incur any liability to the Company or to any of the Members as a result of engaging in any other business or venture.

5.6 <u>Indemnity of the Managers, Employees, and Other Agents</u>. The Company shall indemnify the Managers and make advances for expenses to the maximum extent permitted under the Act. The Company shall indemnify its officers, employees, Appointees, and other agents who are not managers to the fullest extent permitted by law.

5.7 <u>Compensation</u>. The compensation of each Manager shall be fixed from time to time by the Managers and each Manager shall not be prevented from receiving such salary by reason of the fact that he or she is also a Member of the Company.

5.8 <u>Officers, Boards, and Advisory Committees</u>. The Manager may appoint the officers identified in items (a) thorough (e), inclusive (collectively, the "<u>Officers</u>" and individually, each an "<u>Officer</u>"), and such boards and committees and the members thereof, each of whom may be removed and replaced at any time by the Manager:

(a) The President and Chief Executive Officer shall have such duties as shall be imposed upon him or her by the Manager, subject to authority of the Manager.

(b) The Vice President or, if there is more than one, the Vice President who has been designated by the Manager, shall, in the absence or disability of the President, perform the duties and exercise the powers of the President. In addition, each Vice President shall perform such other duties as shall from time to time be imposed upon him or her by the Manager or President. If there is more than one Vice President, the Manager may designate such suffixes or prefixes to the officer title as it deems necessary (i.e., Executive, Senior, Assistant, departmental responsibilities such as Operations).

(c) The Secretary shall give, or cause to be given, notice of all meetings of the Members and of the Managers, and shall perform such other duties as may be prescribed by the Manager or President, under whose supervision he or she shall act.

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(d)   The Treasurer shall establish and maintain relationships with financing institutions, subject to the approval of the President or Manager, and shall develop, maintain, and adjust the strategies for financing the operations of the Company, which strategies will be presented to the Manager from time to time for review and approval. The Treasurer shall perform such other duties as shall from time to time be imposed upon him or her by the Manager or President.

(e)   In the absence or disability of the Secretary, the Assistant Secretaries, in the order designated by the Manager, shall perform the duties of the Secretary, and shall have the full powers thereof.

(f)   The Manager may establish advisory boards and committees and appoint advisory board and committee members at his discretion. All such board and committee members (collectively, "Appointees") shall serve in an advisory capacity, provide guidance to the Members and Manager and may be removed and replaced at any time by the Manager. No Appointee shall have the authority to bind the Company. The Advisory Board shall initially consist of Mr. Richard G. Sands and Mr. Kenneth A. Morgan. Other Appointees may be appointed to the Advisory Board by the Manager.

(g)   The Manager may appoint one person to multiple Officer positions within the Company.

5.9   Right to Rely on the Manager or Officer. Any Person dealing with the Company may rely (without duty of further inquiry) upon a certificate signed by the Manager or any Officer as to:

(a)   The identity of any Officer, Manager, or any Member;

(b)   The existence or nonexistence of any fact or facts which constitute a condition precedent to acts by the Manager or which are in any other manner germane to the affairs of the Company;

(c)   The Persons who are authorized to execute and deliver any instrument or document of the Company; or

(d)   Any act or failure to act by the Company or any other matter whatsoever involving the Company or any Member.

ARTICLE VI
RIGHTS AND OBLIGATIONS OF MEMBERS

6.1   Limitation of Liability. Each Member's liability shall be limited as set forth in this Operating Agreement, the Act, and other applicable law.

6.2 Company Debt Liability. A Member will not be personally liable for any debts or losses of the Company beyond its respective Capital Contribution and any obligation of the Member under Section 8.1 or 8.2 to make Capital Contributions, except as otherwise required by law.

6.3 Approval of Sale of All Assets. The Class A Members holding Class A Units shall have the right, by the affirmative vote of Class A Members holding a majority of the Class A Units, to approve the sale, exchange, or other disposition of all, or substantially all, of the Company's assets (other than in the ordinary course of the Company's business) which is to occur as part of a single transaction or plan.

6.4 Priority and Return of Capital. Except as may be expressly provided in Article IV and IX, no Member shall have priority over any other Member, either as to the return of Capital Contributions or as to net profits, net losses, or distributions; provided that this Section shall not apply to loans (as distinguished from Capital Contributions) which a Member has made to the Company.

6.5 Voting Rights. Each Class A Member holding Class A Units shall be entitled to one vote for each Class A Unit owned by such Class A Member. Class B Members holding Class B Units shall not be entitled to any voting rights. All provisions of this Agreement providing for voting by Members refer to voting by number of Units held.

ARTICLE VII
MEETINGS OF CLASS A MEMBERS

7.1 Annual Meeting. The annual meeting of the Class A Members shall be held at such time as shall be determined by resolution of the Managers for the purpose of the transaction of such business as may come before the meeting.

7.2 Special Meetings. Special meetings of the Class A Members, for any purpose or purposes, unless otherwise prescribed by statute, may be called by the Managers or by any Class A Member or Class A Members holding at least twenty-five percent (25%) of the outstanding Class A Units.

7.3 Place of Meetings. The Class A Members may designate any place, either within or outside the State of South Carolina as the place of meeting for any meeting of the Class A Members. If no designation is made, or if a special meeting were otherwise called, the place of meeting shall be the principal executive office of the Company in the State of South Carolina.

7.4 Notice of Meetings. Except as provided in Section 7.5, written notice stating the place, day, and hour of the meeting and the purpose or purposes for which the meeting is called shall be delivered not less than ten (10) nor more than fifty (50) days before the date of the meeting, either personally or by mail, by or at the direction of the Managers or person calling the meeting, to each Class A Member entitled to vote at such meeting. If mailed, such notice shall be deemed to be delivered two (2) calendar days after being deposited in the United States mail, addressed to the Class A Member at its address as it appears on the books of the Company, with postage thereon prepaid.

      7.5   Meeting of all Class A Members. If all of the Class A Members shall meet at any time and place, either within or outside of the State of South Carolina, and consent to the holding of a meeting at such time and place, such meeting shall be valid without call or notice, and at such meeting lawful action may be taken.

      7.6   Record Date. For the purpose of determining Class A Members entitled to notice of or to vote at any meeting of Class A Members or any adjournment thereof, or Class A Members entitled to receive payment of any distribution, or in order to make a determination of Class A Members for any other purpose, the date on which notice of the meeting is mailed or the date on which the resolution declaring such distribution is adopted, as the case may be, shall be the record date for such determination of Class A Members. When a determination of Class A Members entitled to vote at any meeting of Class A Members has been made as provided in this Section, such determination shall apply to any adjournment thereof.

      7.7   Proxies. At all meetings of Class A Members, a Class A Member with a right to vote may vote in person or by proxy executed in writing by the Class A Member or by a duly authorized attorney-in-fact. Such proxy shall be filed with the Managers of the Company before or at the time of the meeting. No proxy shall be valid after eleven (11) months from the date of its execution, unless otherwise provided in the proxy.

      7.8   Action by Class A Members Without a Meeting. Action required or permitted to be taken at a meeting of Class A Members may be taken without a meeting if the action is evidenced by one or more written consents describing the action taken, signed by the necessary Class A Members required to approve such action and delivered to the Managers of the Company for inclusion in the minutes or for filing with the Company records. Action taken under this Section is effective when the Class A Members holding the percentage of Membership Interest required to approve such action have signed the consent, unless the consent specifies a different effective date. The record date for determining Class A Members entitled to take action without a meeting shall be the date the first Class A Member signs a written consent. Signatures provided electronically, including by email, are valid for purposes of this Section 7.8 and each Class A Member agrees to the use of such electronic signatures.

      7.9   Waiver of Notice. When any notice is required to be given to any Class A Member, a waiver thereof in writing signed by the person entitled to such notice, whether before, at, or after the time stated therein, shall be equivalent to the giving of such notice.

ARTICLE VIII
CONTRIBUTIONS TO THE COMPANY AND CAPITAL ACCOUNTS

8.1 <u>Members' Capital Contributions</u>. Each Member shall contribute an initial amount equal to the amount specified in Exhibit A of this Operating Agreement. Thereafter, the Managers shall not have the power or authority to require additional contributions of capital by any existing Members.

8.2 <u>Capital Accounts</u>.

(a) A separate Capital Account will be maintained for each Member. Each Member's Capital Account will be increased by (1) the amount of money contributed by such Member to the Company; (2) the fair market value of property contributed by such Member to the Company (net of liabilities secured by such contributed property that the Company is considered to assume or take subject to under Section 752 of the Code); (3) allocations to such Member of net profits; and (4) any items in the nature of income and gain which are specially allocated to the Member. Each Member's Capital Account will be decreased by (1) the amount of money distributed to such Member by the Company; (2) the fair market value of property distributed to such Member by the Company (net of liabilities secured by such distributed property that such Member is considered to assume or take subject to under Section 752 of the Code); (3) any items in the nature of deduction and loss that are specially allocated to the Member; and (4) allocations to the account of such Member of net losses.

(b) In the event of a permitted sale or exchange of Units in the Company, the Capital Account of the transferor shall become the Capital Account of the transferee to the extent it relates to the transferred Units in accordance with Section 1.704-1(b)(2)(iv) of the Treasury Regulations.

(c) The manner in which Capital Accounts are to be maintained pursuant to this Section 8.2 is intended to comply with the requirements of Section 704(b) of the Code and the Treasury Regulations promulgated thereunder. If in the opinion of the Company's accountants the manner in which Capital Accounts are to be maintained pursuant to the preceding provisions of this Section 8.2 should be modified in order to comply with Section 704(b) of the Code and the Treasury Regulations thereunder, then notwithstanding anything to the contrary contained in the preceding provisions of this Section 8.2, the method in which Capital Accounts are maintained shall be so modified; provided, however, that any change in the manner of maintaining Capital Accounts shall not materially alter the economic agreement between or among the Members.

(d) No Member shall have any liability to restore all or any portion of a deficit balance in such Member's Capital Account.

8.3 <u>Withdrawal or Reduction of Members' Contributions to Capital</u>.

(a)   A Member shall not receive out of the Company's property any part of its Capital Contribution until all liabilities of the Company, except liabilities to Members on account of their Capital Contributions, have been paid or there remains property of the Company sufficient to pay them.

(b)   A Member, irrespective of the nature of its Capital Contribution, has only the right to demand and receive cash, in return for its Capital Contribution.

8.4   <u>Liability of Members</u>. No Member shall be liable for the debts, liabilities, or obligations of the Company beyond his respective Capital Contribution.

ARTICLE IX
ALLOCATIONS, INCOME TAX, DISTRIBUTIONS, ELECTIONS AND REPORTS

9.1   <u>Allocations</u>. All income, losses, credits, deductions, and other items for income tax purposes shall be allocated as follows:

(a)   Taxable income of the Company for each fiscal year shall be allocated as follows:

(i)   First, to the holders of Units, to the extent that they have been allocated losses pursuant to Section 9.2(b) until the cumulative income allocated pursuant to this Section is equal to the cumulative losses allocated to them pursuant to Section 9.2(b).

(ii)   Second, to the holders of Units in proportion to their ownership of Units.

(b)   Losses of the Company for each fiscal year shall be allocated to the holders of Units in proportion to their ownership of Units.

9.2   <u>Distributions</u>. Subject to the limitation of Section 9.8 and to the extent Distributable Cash is available, the Company shall make distributions to Members in proportion to their ownership of Units.

9.3   <u>Accounting Principles</u>. The profits and losses of the Company shall be determined in accordance with accounting principles applied on a consistent basis.

9.4   <u>Interest On and Return of Capital Contributions</u>. No Member shall be entitled to interest on its Capital Contribution or to return of its Capital Contribution, except as otherwise specifically provided for herein.

9.5   <u>Accounting Period</u>. The Company's accounting period shall be the calendar year.

9.6   Records, Audits, and Reports. At the expense of the Company, the Manager shall maintain records and accounts of all operations and expenditures of the Company.   At a minimum the Company shall keep at its principal place of business the following records:

(a)   A current list of the full name and last known business, residence, or mailing address of each Member and Manager, both past and present;

(b)   A copy of the Articles of Organization of the Company and all amendments thereto, together with executed copies of any powers of attorney pursuant to which any amendment has been executed;

(c)   Copies of the Company's federal, state, and local income tax returns and reports, if any, for the four (4) most recent years;

(d)   Copies of the Company's currently effective written Operating Agreement, copies of any writings permitted or required with respect to a Member's obligation to contribute cash, property, or services, and copies of any financial statements of the Company for the three (3) most recent years;

(e)   Minutes, if any, of Class A Member and Manager meetings; and

(f)   Any written consents obtained from Class A Members for actions taken by Class A Members without a meeting.

9.7   Returns and Other Elections. The Manager shall cause the preparation and timely filing of all tax returns required to be filed by the Company pursuant to the Code and all other tax returns deemed necessary and required in each jurisdiction in which the Company does business. Copies of such returns, or pertinent information therefrom, shall be furnished to the Members within a reasonable time after the end of the Company's fiscal year. All elections permitted to be made by the Company under federal or state laws shall be made by the Manager in his sole discretion.

9.8   Limitations on Distributions. No distribution shall be declared and paid if payment of such distribution would cause the Company to violate any limitation on distributions provided in the Act or any agreement to which the Company is bound, cause the Company's liabilities to exceed its assets, or cause the Company to be unable to pay its debts as they become due in the ordinary course of business.

ARTICLE X
DISSOLUTION AND TERMINATION

10.1   Dissolution. The Company shall be dissolved by the written agreement of Class A Members holding at least a majority of the Class A Units. The Company shall not be dissolved upon the withdrawal or dissociation of any Member.

10.2 <u>Winding Up, Liquidation, and Distribution of Assets.</u>

(a)   Upon dissolution, an accounting shall be made by the Company's independent accountants of the accounts of the Company and of the Company's assets, liabilities, and operations, from the date of the last previous accounting until the date of dissolution. The Manager shall immediately proceed to wind up the affairs of the Company.

(b)   If the Company is dissolved and its affairs are to be wound up, the Manager shall:

(i)   Sell or otherwise liquidate all of the Company's assets as promptly as practicable (except to the extent the Managers may determine to distribute any assets to the Members in kind),

(ii)   Allocate any net profit or net loss resulting from such sales to the Members' Capital Accounts in accordance with Article IX hereof,

(iii)   Discharge all liabilities of the Company, including liabilities to Members who are also creditors, to the extent otherwise permitted by law, other than liabilities to Members for distributions and the return of capital, and establish such Reserves as may be reasonably necessary to provide for contingent liabilities of the Company (for purposes of determining the Capital Accounts of the Members, the amounts of such Reserves shall be deemed to be an expense of the Company),

(iv)   Distribute the remaining assets in accordance with the provisions of Article IX. If any assets of the Company are to be distributed in kind, the net fair market value of such assets as of the date of dissolution shall be determined by independent appraisal or by agreement of the Members. Such assets shall be deemed to have been sold as of the date of dissolution for their fair market value.

(c)   Notwithstanding anything to the contrary in this Operating Agreement, upon a liquidation within the meaning of Section 1.704-1(b)(2)(ii)(g) of the Treasury Regulations, if any Member has a deficit balance in his Capital Account (after giving effect to all contributions, distributions, allocations, and other Capital Account adjustments for all taxable years, including the year during which such liquidation occurs), such Member shall have no obligation to make any Capital Contribution, and the negative balance of such Member's Capital Account shall not be considered a debt owed by such Member to the Company or to any other Person for any purpose whatsoever.

(d)   Upon completion of the winding up, liquidation, and distribution of the assets, the Company shall be deemed terminated.

(e)   The Manager shall comply with any applicable requirements of applicable law pertaining to the winding up of the affairs of the Company and the final distribution of its assets.

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10.3 <u>Articles of Dissolution</u>. When all debts, liabilities, and obligations have been paid and discharged or adequate provisions have been made therefore and all of the remaining property and assets have been distributed to the Members, articles of dissolution shall be executed in duplicate and verified by the person signing the articles, which articles shall set forth the information required by the Act.

10.4 <u>Return of Contribution Nonrecourse to Other Members</u>. Except as provided by law or as expressly provided in this Operating Agreement, upon dissolution, each Member shall look solely to the assets of the Company for the return of its Capital Contribution. If the Company property remaining after the payment or discharge of the debts and liabilities of the Company is insufficient to return the cash contribution of one or more Members, such Member or Members shall have no recourse against any other Member.

ARTICLE XI
TRANSFERABILITY

11.1 <u>No Transfer in Absence of Consent of Class A Members</u>. Notwithstanding anything contained herein to the contrary, no transfer of all or any portion of a Member's Units shall be effective unless and until such transfer has been approved by written consent of the Class A Members holding a majority of the Class A Units and the proposed transferee has agreed in writing to be bound by the terms of this Operating Agreement.

11.2 <u>No Member Withdrawal</u>. Members have no right to withdraw from the Company.

11.3 <u>Additional Members</u>. Additional Persons may be admitted to the Company as Members and additional Membership Interest may be created and issued to those Persons and to existing Members at direction and discretion of the Managers. The Managers shall reflect the creation of any new class or group in an amendment to this Operating Agreement indicating the different rights, powers, and duties, and such an amendment need be executed only by the Managers. Any such admission also must comply with the requirements described elsewhere in this Operating Agreement and is effective only after the new Member has executed and delivered to the Managers a document including the new Member's notice address, its agreement to be bound by this Operating Agreement, and its representation and warranty that the representations and warranties required of new Members are true and correct with respect to such new Members. The provisions of this section shall not apply to the disposition of Membership Interest.

ARTICLE XII
ALTERNATIVE DISPUTE RESOLUTION ("ADR"); BINDING ARBITRATION

12.1 <u>Agreement to Use Procedure</u>. The Members have entered into this Operating Agreement in good faith and in the belief that it is mutually advantageous to them. It is with the same spirit of cooperation that they pledge to attempt to resolve any dispute amicably without the necessity of litigation. Accordingly, they agree if any dispute arises between them relating to this Operating Agreement (the "Dispute"), they will first utilize the procedures specified in this Section (the "Procedure") prior to any Additional Proceedings.

12.2 Initiation of Procedure. The Member seeking to initiate the Procedure (the "Initiating Member") shall give written notice to the other Members, describing in general terms the nature of the Dispute, the Initiating Member's claim for relief and identifying one or more individuals with authority to settle the Dispute on such Member's behalf. The Member(s) receiving such notice (the "Responding Member," whether one or more) shall have five (5) business days within which to designate by written notice to the Initiating Member, one or more individuals with authority to settle the Dispute on such Member's behalf. The individuals so designated shall be known as the "Authorized Individuals." The Initiating Member and the Responding Member shall collectively be referred to as the "Disputing Members" or individually as a "Disputing Member."

12.3 Direct Negotiation. The Authorized Individuals shall be entitled to make such investigation of the Dispute as they deem appropriate, but agree to promptly, and in no event later than thirty (30) days from the date of the Initiating Member's written notice, meet to discuss resolution of the Dispute. The Authorized Individuals shall meet at such times and places and with such frequency as they may agree. If the Dispute has not been resolved within thirty (30) days from the date of their initial meeting, the Disputing Members shall cease direct negotiations and shall submit the Dispute to mediation in accordance with the following procedure.

12.4 Selection of Mediator. The Authorized Individuals shall have five (5) business days from the date they cease direct negotiations to submit to each other a written list of acceptable qualified attorney-mediators not affiliated with any of the Members. Within five (5) days from the date of receipt of such list, the Authorized Individuals shall rank the mediators in numerical order of preference and exchange such rankings. If one or more names are on both lists, the highest ranking person shall be designated as mediator. If no mediator has been selected under this procedure, the Disputing Members agree jointly to request a State or Federal District Judge of their choosing (or if they cannot agree, the Local Administrative Judge for the county in which the principal office of the Company is located) to supply within ten (10) business days a list of potential qualified attorney-mediators. Within five (5) business days of receipt of the list, the Authorized Individuals shall again rank the proposed mediators in numerical order of preference and shall simultaneously exchange such list and shall select as the mediator the individual receiving the highest combined ranking. If such mediator is not available to serve, they shall proceed to contact the mediator who was next highest in ranking until they are able to select a mediator.

12.5 Time and Place of Mediation. In consultation with the mediator selected, the Authorized Individuals shall promptly designate a mutually convenient time and place for the mediation, and unless circumstances require otherwise, such time to be not later than thirty (30) days after selection of the mediator.

12.6 <u>Exchange of Information</u>. In the event any Disputing Member to this Operating Agreement has substantial need for information in the possession of any Disputing Member to this Operating Agreement in order to prepare for the mediation, all Disputing Members shall attempt in good faith to agree to procedures for the expeditious exchange of such information, with the help of the mediator if required.

12.7 <u>Summary of Views</u>. At least seven (7) days prior to the first scheduled session of the mediation, each Disputing Member shall deliver to the mediator and to the Other Disputing Members a concise written summary of its views on the matter in Dispute, and such other matters required by the mediator. The mediator may also request that a confidential issue paper be submitted by each Disputing Member to him.

12.8 <u>Parties to be Represented</u>. In the mediation, each Disputing Member shall be represented by an Authorized Individual and may be represented by counsel. In addition, each Disputing Member may, with permission of the mediator, bring such additional Persons as needed to respond to questions, contribute information, and participate in the negotiations.

12.9 <u>Conduct of Mediation</u>. The mediator shall determine the format for the meetings, designed to assure that both the mediator and the Authorized Individuals have an opportunity to hear an oral presentation of each Disputing Member's views on the matter in dispute, and that the authorized parties attempt to negotiate a resolution of the matter in dispute, with or without the assistance of counsel or others, but with the assistance of the mediator. To this end, the mediator is authorized to conduct both joint meetings and separate private caucuses with the Disputing Members. The mediation session shall be private. The mediator will keep confidential all information learned in private caucus with any Disputing Member unless specifically authorized by such Disputing Member to make disclosure of the information to the other Disputing Member. The Disputing Members commit to participate in the proceedings in good faith with the intention of resolving the Dispute if at all possible.

12.10 <u>Termination of Procedure</u>. The Disputing Members agree to participate in the mediation procedure to its conclusion. The mediation shall be terminated (a) by the execution of a settlement agreement by the Disputing Members, (b) by a declaration of the mediator that the mediation is terminated, or (c) by a written declaration of a Disputing Member to the effect that the mediation process is terminated at the conclusion of one full day's mediation session. Even if the mediation is terminated without a resolution of the Dispute, the Disputing Members agree not to terminate negotiations and not to commence any Additional Proceedings prior to the expiration of five (5) days following the mediation. Notwithstanding the foregoing, any Disputing Member may commence Additional Proceedings within such five (5) day period if the Dispute could be barred by an applicable statute of limitations.

12.11 <u>Arbitration</u>. The parties agree to participate in good faith in the ADR to its conclusion. If the Disputing Members are not successful in resolving the dispute through the ADR, then the Disputing Members agree that the dispute shall be settled by arbitration in accordance with the provisions of the Commercial Arbitration Rules of the American Arbitration

17

Association, and judgment upon the award rendered by the arbitrator(s) may be entered in any court having jurisdiction ("Additional Proceedings").

12.12 Fees of Mediation; Disqualification. The fees and expenses of the mediator shall be shared equally by the Disputing Members. The mediator shall be disqualified as a witness, consultant, expert or counsel for any Disputing Member with respect to the Dispute and any related matters.

12.13 Confidentiality. Mediation is a settlement negotiation for purposes of Federal and State Rules of Evidence and constitutes privileged communication under South Carolina law. The entire mediation process is confidential, and no stenographic, visual, or audio record shall be made. All conduct, statements, promises, offers, views, and opinions, whether oral or written, made in the course of the mediation by any Disputing Member, their agents, employees, representatives, or other invitees and by the mediator are confidential and shall, in addition and where appropriate, be deemed privileged. Such conduct, statements, promises, offers, views, and opinions shall not be discoverable or admissible for any purpose, including impeachment, in any litigation or other proceeding involving the parties, and shall not be disclosed to anyone not an agent, employee, expert, witness, or representative of any of the Members; provided, however, that evidence otherwise discoverable or admissible is not excluded from discovery or admission as a result of its use in the mediation.

ARTICLE XIII
MISCELLANEOUS PROVISIONS

13.1 Notices. Any notice, demand, or communication required or permitted to be given by any provision of this Operating Agreement shall be deemed to have been sufficiently given or served for all purposes if delivered personally or by overnight courier to the party to whom the same is directed or, if sent by registered or certified mail, postage and charges prepaid, addressed to the Member's and/or Company's address, as appropriate, which is set forth in Exhibit A hereto. Except as otherwise provided herein, any such notice shall be deemed to be given three (3) business days after the date on which the same was deposited in a regularly maintained receptacle for the deposit of United States mail, addressed and sent as aforesaid.

13.2 Application of South Carolina Law. This Operating Agreement, and the application of interpretation hereof, shall be governed exclusively by its terms and by the laws of the State of South Carolina, and specifically the Act, without regard to its choice of law provisions.

13.3 Waiver of Action for Partition. Each Member irrevocably waives during the term of the Company any right that it may have to maintain any action for partition with respect to the property of the Company.

13.4 Investment Representations. THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SOUTH CAROLINA UNIFORM SECURITIES ACT OF 2005,

18

AS AMENDED, IN RELIANCE UPON THE EXEMPTION FROM REGISTRATION SET FORTH IN SECTION 35-1-202(14) OF SUCH ACT. IN ADDITION, THESE SECURITIES HAVE NOT BEEN REGISTERED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION IN RELIANCE UPON THE EXEMPTION FROM SUCH REGISTRATION SET FORTH IN THE SECURITIES ACT OF 1933 PROVIDED BY SECTION 4(2) THEREOF, NOR HAVE THEY BEEN REGISTERED WITH THE SECURITIES COMMISSION OF CERTAIN STATES IN RELIANCE UPON CERTAIN EXEMPTIONS FROM REGISTRATION. THESE SECURITIES HAVE BEEN ACQUIRED FOR INVESTMENT PURPOSES ONLY AND MAY NOT BE OFFERED FOR SALE, PLEDGED, HYPOTHECATED, SOLD OR TRANSFERRED EXCEPT IN COMPLIANCE WITH THE TERMS AND CONDITIONS OF THIS OPERATING AGREEMENT AND IN A TRANSACTION WHICH IS EITHER EXEMPT FROM REGISTRATION UNDER SUCH ACTS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER SUCH ACTS.

13.5 <u>Amendments</u>. This Operating Agreement may not be amended except by the written agreement of Class A Members holding a majority of the Class A Units. None of the provisions regarding distributions may be amended without the consent of all Class A Members.

13.6 <u>Execution of Additional Instruments</u>. Each Member hereby agrees to execute such other and further statements of interest and holdings, designations, powers of attorney, and other instruments necessary to comply with any laws, rules, or regulations.

13.7 <u>Construction</u>. Whenever the singular number is used in this Operating Agreement and when required by the context, the same shall include the plural and vice versa, and the masculine gender shall include the feminine and neuter genders and vice versa.

13.8 <u>Headings</u>. The headings in this Operating Agreement are inserted for convenience only and are in no way intended to describe, interpret, define, or limit the scope, extent, or intent of this Operating Agreement or any provision hereof.

13.9 <u>Waivers</u>. The failure of any party to seek redress for violation of or to insist upon the strict performance of any covenant or condition of this Operating Agreement shall not prevent a subsequent act, which would have originally constituted a violation, from having the effect of an original violation.

13.10 <u>Rights and Remedies Cumulative</u>. The rights and remedies provided by this Operating Agreement are cumulative and the use of any one right or remedy by any party shall not preclude or waive the right to use any or all other remedies. Said rights and remedies are given in addition to any other rights the parties may have by law, statute, ordinance, or otherwise.

13.11 <u>Severability</u>. If any provision of this Operating Agreement or the application thereof to any person or circumstance shall be invalid, illegal, or unenforceable to any extent, the remainder of this Operating Agreement and the application thereof shall not be affected and shall be enforceable to the fullest extent permitted by law.

13.12 <u>Heirs, Successors, and Assigns</u>. Each and all of the covenants, terms, provisions, and agreements herein contained shall be binding upon and inure to the benefit of the parties hereto and, to the extent permitted by this Operating Agreement, their respective heirs, legal representatives, successors, and assigns.

13.13 <u>Creditors</u>. None of the provisions of this Operating Agreement shall be for the benefit of or enforceable by any creditors of the Company.

13.14 <u>Counterparts</u>. This Operating Agreement may be executed in counterparts, each of which shall be deemed an original but all of which shall constitute one and the same instrument.

13.15 <u>Attorney's Representations</u>. The parties each acknowledge that the law firm of Wyche, P.A. ("<u>Wyche</u>") prepared this Operating Agreement on behalf of the Company and in the course of representation of the Company and that: (a) the parties have been advised by Wyche that a conflict exists among their individual interest; (b) the parties have been advised by Wyche to seek the advice of independent counsel; and (c) the parties have had the opportunity to seek the advice of independent counsel.

SIGNATURE PAGE

The undersigned hereby agrees, acknowledges and certifies that the foregoing Operating Agreement constitutes the Operating Agreement of PursuitAlert, LLC adopted by the Members of the Company as of December 1, 2017.

Class A Members: **Managers:**

Timothy E. Morgan   Timothy E. Morgan

Patricia Morgan   Patricia Morgan

Class B Members:

TRUE NORTH ENTERPRISES LLC



By: _____

Name: Richard G. Sands

Title: President

SAGE VENTURES, LLC



By: _____

Name: Kenneth A. Morgan

Title: Managing Partner

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THIS CONVERTIBLE PROMISSORY NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "*1933 ACT*"), OR UNDER THE PROVISIONS OF ANY APPLICABLE STATE SECURITIES LAWS, BUT HAVE BEEN ISSUED AND SOLD IN RELIANCE UPON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF SUCH ACTS. THE SECURITIES HAVE BEEN ACQUIRED FOR INVESTMENT ONLY AND MAY NOT BE SOLD, PLEDGED, TRANSFERRED OR ASSIGNED, EXCEPT (I) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE 1933 ACT AND ANY APPLICABLE STATE SECURITIES ACTS; OR (II) UPON THE ISSUANCE TO THE ISSUER OF AN OPINION OF COUNSEL, OR THE SUBMISSION TO THE ISSUER OF SUCH OTHER EVIDENCE AS MAY BE SATISFACTORY TO THE COMPANY, THAT SUCH PROPOSED SALE, TRANSFER, PLEDGE OR OTHER DISPOSITION WILL NOT BE IN VIOLATION OF THE 1933 ACT AND ANY APPLICABLE STATE SECURITIES ACTS.

CONVERTIBLE PROMISSORY NOTE
(the "*Note*")

$________________________________ Issue Date: _________________________, 2023

For value received PURSUITALERT, LLC, a South Carolina limited liability company (the "*Company*") promises to pay to ______________________________________ (together with its successors and assigns, the "*Holder*"), at the address listed below, or at such other address as the holder hereof may from time to time designate in writing, the principal sum of $_________________, or such lesser amount as shall be equal to the outstanding principal amount hereof (the "*Principal Amount*"), together with all accrued and unpaid interest thereon, upon the terms and conditions specified below.

So long as any portion of this Note remains outstanding and unpaid, the Company will comply with the following provisions to which this Note is subject and by which it is governed:

1. Interest. Interest shall accrue on the principal outstanding from time to time, commencing from the Issue Date of this Note and continuing until repayment of this Note in full, at a rate equal to (a) seven percent (7%) per annum. Upon an Event of Default (as defined below), this Note will bear interest at a default rate of interest equal to the sum of the interest rate set forth in the immediately preceding sentence plus an additional two percent (2%) per annum (collectively, "*Default Interest*"). Interest shall be payable on the Conversion Date or Maturity Date (as defined below), provided that Default Interest shall be payable on demand. Interest shall accrue on the basis of actual days elapsed in a year consisting of 360 days. Notwithstanding anything herein to the contrary, if during any period for which interest is computed under this Note, the amount of interest computed on the basis provided for in this Note, together with all fees, charges and other payments which are treated as interest under applicable law, would exceed the amount of such interest computed on the basis of the Highest Lawful Rate (as defined below), the Company's obligations hereunder shall, automatically and retroactively, be deemed reduced to the Highest Lawful Rate, and during any such period the interest payable under this Note shall be computed on the basis of the Highest Lawful Rate. In the event the Holder receives as interest an amount which would exceed the Highest Lawful Rate, then the amount of any excess interest shall not be applied to the payment of interest hereunder, but shall be applied to the reduction of the unpaid principal balance due hereunder. As used herein, "*Highest Lawful Rate*" means the maximum non-usurious rate of interest, as in effect from time to time, which may be lawfully charged, contracted for, reserved, received or collected by the Holder in connection with this Note under applicable law.

2. Principal. All unpaid principal, together with any then unpaid and accrued interest and any other amounts payable hereunder, shall be due and payable on the earlier of (a) the Maturity Date (as defined below) or (b) when, upon the occurrence of an Event of Default, such amounts are declared due and payable by the Holder or made automatically due and payable, in each case, in accordance with the terms hereof. The "*Maturity Date*" shall mean the earlier of (i) the fifth (5th) anniversary of the Issue Date or (ii) a Change in Control or Initial Public Offering ("IPO").

3. Payment Terms. Unless earlier converted, all payments of principal and interest shall be in lawful money of the United States of America. Payments under this Note shall be applied first to the payment of all accrued and unpaid interest and then to the payment of principal. Prepayment of the principal amount of this Note, together with

all accrued and unpaid interest on the portion of principal so prepaid, may be made in whole or in part at any time without penalty.

4. Conversion.

(a) If the Company at any time prior to earlier of (i) this Note being paid in full sells equity securities (other than a Change in Control or IPO), or debt with equity features in an aggregate amount of $2,000,000 (a "*Qualified Financing*"), the Company shall convert all principal and accrued interest into the class of equity being offered at a conversion price equal to (a) 90% of the price per unit paid by other investors for investments of $50,000 or less,(b) 85% of the price per unit paid by other investors for investments in excess of $50,000 (the "*Conversion Price*").

(b) If the Company consummates a preferred stock financing that does not constitute a Qualified Financing, the Company shall convert all principal and accrued interest into the preferred stock issued in the financing at a conversion price equal to the price per share paid by the other investors in the financing. If the Company does not consummate a Qualified Financing on or prior to the Maturity Date, this Note will be convertible into common stock at a conversion price equal to (a) 90% of the price per unit paid by other investors for investments of $50,000 or less,(b) 85% of the price per unit paid by other investors for investments in excess of $50,000.

(c) Upon a change of control or an IPO, this Note will be convertible into Class B units at a conversion price equal to the applicable price per share, multiplied by the applicable discount rate described herein at Section 4(a). Upon a change of control, the Note holder will have the option to have this Note instead be repaid with interest and a 25% premium.

5. Mechanics of Conversion.

(a) Upon conversion of this Note, the Holder shall surrender this Note, duly endorsed, at the principal offices of the Company (or a notice to the effect that the original Note has been lost, stolen or destroyed and an agreement acceptable to the Company whereby the Holder agrees to indemnify the Company from any loss incurred by it in connection with this Note). The Company shall, as soon as practicable thereafter, cause to be issued and delivered to the Holder a certificate or certificates for the number of shares to which the Holder shall be entitled upon such conversion, including a check payable to the Holder for any cash amounts payable as described in Section 5(b).

(b) No fractional shares shall be issued upon conversion of this Note. In lieu of the Company issuing any fractional shares to the Holder upon the conversion of this Note, the Company shall pay to the Holder an amount equal to the product obtained by multiplying the Conversion Price by the fraction of a share not issued pursuant to the previous sentence. Upon conversion of this Note in full and the payment of the amounts specified in this Section 5, Company shall be forever released from all its obligations and liabilities under this Note and this Note shall be deemed of no further force or effect, whether or not the original of this Note has been delivered to the Company for cancellation.

6. Representations and Warranties of Company. The Company warrants and represents to the Holder as follows:

(a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has the corporate power and authority and the legal right to own and operate its properties and to conduct the business in which it is currently engaged.

(b) The Company has the power and authority and the legal right to execute and deliver, and to perform its obligations under, this Note and has taken all necessary corporate action to authorize such execution, delivery and performance.

(c) This Note constitutes a legal, valid and binding obligation of the Company enforceable in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors' rights generally and by general equitable principles (whether enforcement is sought by proceedings in equity or at law).

(d) The execution, delivery and performance of this Note will not (i) violate any provision of any law, statute, rule or regulation or any order, writ, judgment, injunction, decree, determination or award of any court, governmental agency or arbitrator presently in effect having applicability to the Company,

(ii) violate or contravene any provision of the Certificate of Incorporation or bylaws of the Company, or (iii) result in a breach of or constitute a default under any indenture, loan or credit agreement or any other agreement, lease or instrument to which the Company is a party or by which it or any of its properties may be bound or result in the creation of any Lien thereunder. The Company is not in default under or in violation of any such law, statute, rule or regulation, order, writ, judgment, injunction, decree, determination or award or any such indenture, loan or credit agreement or other agreement, lease or instrument in any case in which the consequences of such default or violation could have a material adverse effect on the business, operations, properties, assets or condition (financial or otherwise) of the Company.

(e) No order, consent, approval, license, authorization or validation of, or filing, recording or registration with, or exemption by, any governmental or public body or authority is required on the part of the Company to authorize, or is required in connection with the execution, delivery and performance of, or the legality, validity, binding effect or enforceability of, this Note, except for filings pursuant to Regulation D of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, and applicable state securities laws.

(f) There are no actions, suits or proceedings pending or, to the knowledge of the Company, threatened against or affecting the Company or any of its properties before any court or arbitrator, or any governmental department, board, agency or other instrumentality which, if determined adversely to the Company, would have a material adverse effect on the business, operations, property or condition (financial or otherwise) of the Company or on the ability of the Company to perform its obligations hereunder.

(g) The Company is not obligated on any indebtedness or contingent obligation except pursuant to (i) that certain Convertible Promissory Note and Warrant Purchase Agreement, dated June 11, 2010, as amended to date and (ii) that certain Loan and Security Agreement dated as of April 21, 2008, as amended to date.

7. <u>Representations and Warranties of Holder</u>. The Holder represents and warrants to the Company that:

(a) The Note and the shares of Common Stock of the Company (collectively the "*Securities*") are and will be acquired by Holder for Holder's own account for purposes of investment, not as a nominee or agent, and not with a view to or in connection with the distribution or resale of all or any part thereof, and that Holder does not have any (i) present intention of selling, transferring granting any participation in, or otherwise distributing the same, or (ii) contract, undertaking, agreement or arrangement with any individual, company, corporation, partnership, association, trust, estate or partnership (each, a "*Person*") to sell, transfer, grant any participation in or otherwise distribute all or any part of the Securities;

(b) The Holder understands that the Securities will not be registered under the Securities Act or applicable state securities laws prior to the Merger, by reason of specific exemptions therefrom, which exemptions depend upon, among other things, Holder's representations set forth herein and Holder understands that no public market now exists for the Securities and that the Company has made no assurances that a public market will ever exist for the Securities;

(c) The Holder (i) has sufficient knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of its investment in the Securities; (ii) is an investor in securities of companies in the development stage such as the Company; (iii) is able to protect its interests and fend for itself in the transactions contemplated by this Note; and (iv) has the ability to bear the economic risks of its investment;

(d) The Holder is an "accredited investor" as such term is defined in Rule 501(a) of Regulation D promulgated under the Securities Act;

(e) The Holder understands that the Securities are characterized as "restricted" under the federal securities laws in as much as they are being acquired from the Company in a transaction not involving a public offering and that under such laws and applicable regulations such Securities prior to the Merger may be resold without registration under the Securities Act only in certain limited circumstances. In this connection, Holder represents that it is familiar with Rule 144, as presently in effect, and understands the resale limitations imposed thereby and by the Securities Act;

(f) The Holder has satisfied itself as to the full observance by it of the laws of its jurisdiction in connection with the purchase of the Securities including the tax consequences, if any, which may be relevant to the acquisition, holding, conversion, sale or transfer of the Securities;

(g) The Holder has all requisite power and authority to enter into this Note to perform its obligations hereunder, and this Note constitutes a valid and binding obligation of Holder enforceable against Holder in accordance with their terms, subject as to enforcement of remedies to applicable bankruptcy, insolvency, reorganization or similar laws affecting generally the enforcement of creditors' rights and subject to a court's discretionary authority with respect to the granting of a decree ordering specific performance or other equitable remedies; and

(h) The Holder represents that the Holder has had an opportunity to ask questions and receive answers from the Company regarding the Company, its business and the terms and conditions of the offering of the Securities. The foregoing, however, does not limit or modify the representations and warranties of the Company in Section 6 of this Note or the right of the Holder to rely thereon. With respect to tax considerations involved in the investment, the Holder is not relying on the Company.

8. <u>Further Limitations on Disposition</u>.

(a) Without in any way limiting the representations set forth in Section 7 hereof, Holder hereby further agrees not to make any sale, transfer or other disposition of all or any portion of the Securities unless and until:

(i) There is then in effect a registration statement under the 1933 Act covering such proposed sale, transfer or other disposition and such sale, transfer or other disposition is made in accordance with such registration statement;

(ii) (A) The Holder shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition, and (B) if requested by the Company, Holder shall have furnished the Company with an opinion of counsel, reasonably satisfactory to the Company, that such sale, transfer or other disposition will not require registration of such shares under the Securities Act, provided, however, that the Company will not require such an opinion of counsel for transactions made pursuant to Rule 144, as currently in existence, except in unusual circumstances; or

(iii) The submission to the Company of such other evidence, as may be satisfactory to the Company, that such proposed sale, transfer or other disposition will not be in violation of the Securities Act and any applicable state securities laws or regulations.

(b) Notwithstanding the provisions of subsection (a) immediately above, no such registration statement or opinion of counsel shall be required for a transfer to (i) any affiliate of Holder as defined under Rule 144 of the Securities Act; (ii) Holder's partners, stockholders, members or other equity holders; (iii) any immediate family member of a Holder; (iv) Holder's executors or legal representatives; or (v) trustees of an inter-vivos trust or testamentary trust for the benefit of members of a Holder's immediate family, provided that, in the case of the foregoing clauses (i) through (v), the transferee makes in writing the representations and warranties in favor of the Company contained in, and agrees in writing to the terms of, Sections 7, 8, 9, 10 and 11 hereof as if such transferee were the original Holder hereunder, all in form and substance reasonably satisfactory to the Company.

(c) Holder understands and agrees that any sale, transfer or other disposition of all or any portion of the Securities in violation of the provisions of this Section 8 shall be null and void and prohibited, and that the Company shall not be required to recognize the same on its books and records any such purported sale, transfer or other disposition.

9. <u>Legends</u>. It is understood that the certificates evidencing the Securities may bear the following legends, as applicable:

(a) THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "*1933 ACT*"), OR UNDER THE PROVISIONS OF ANY APPLICABLE STATE SECURITIES LAWS, BUT HAVE BEEN ISSUED AND SOLD IN RELIANCE UPON EXEMPTIONS FROM THE REGISTRATION

REQUIREMENTS OF SUCH ACTS. THE SECURITIES HAVE BEEN ACQUIRED FOR INVESTMENT ONLY AND MAY NOT BE SOLD, PLEDGED, TRANSFERRED OR ASSIGNED, EXCEPT (i) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE 1933 ACT AND ANY APPLICABLE STATE SECURITIES ACTS; OR (ii) UPON THE ISSUANCE TO THE COMPANY OF AN OPINION OF COUNSEL, OR THE SUBMISSION TO THE COMPANY OF SUCH OTHER EVIDENCE, AS MAY BE SATISFACTORY TO THE COMPANY, THAT SUCH PROPOSED SALE, TRANSFER, PLEDGE OR OTHER DISPOSITION WILL NOT BE IN VIOLATION OF THE 1933 ACT AND ANY APPLICABLE STATE SECURITIES ACTS.

THE COMPANY IS AUTHORIZED TO ISSUE MORE THAN ONE CLASS OR SERIES OF STOCK. UPON WRITTEN REQUEST, THE COMPANY WILL FURNISH WITHOUT CHARGE TO EACH STOCKHOLDER WHO SO REQUESTS THE POWERS AND DESIGNATIONS, AND THE RELATIVE PREFERENCES AND RIGHTS, OF EACH CLASS OF STOCK OR SERIES THEREOF AND THE RELATIVE QUALIFICATIONS, LIMITATIONS OR RESTRICTIONS OF SUCH PREFERENCES AND/OR RIGHTS.

(b) Any other legend required by the securities laws of states or other jurisdictions to the extent such laws are applicable to the securities represented by the instrument so legended.

10. <u>Brokerage</u>. There are no claims for and no Person is entitled to any brokerage commissions, finder's fees or similar compensation from Holder or based on any arrangement or agreement made by or on behalf of Holder in connection with the transactions contemplated by this Note.

11. <u>Residence</u>. If the Holder is an individual, then the Holder resides in the state or province identified in the address of the Holder set forth on the signature page hereto; if the Holder is a partnership, corporation, limited liability company or other entity, then the office or offices of the Holder in which its principal place of business is located at the address or addresses of the Holder set forth on the signature page hereto.

12. <u>Events of Acceleration</u>. Upon the occurrence of any Event of Default and so long as any Event of Default is continuing, the Holder may, with the written consent of Investors (as defined below), inclusive of the Holder, holding more than the higher of (i) 66 2/3% of the aggregate outstanding principal amount of the Notes, declare the entire unpaid balance of this Note, together with all accrued and unpaid interest on this Note, to be immediately due and payable prior to the Maturity Date (in the case of any occurrence of any of the events described in paragraphs (c) and (d) below, this Note shall become automatically due and payable, including unpaid interest accrued hereon, without notice or demand). In the event the Company fails to make any payment of principal or accrued interest on this Note to Holder when due after demand is made in accordance herewith, Holder will be entitled to exercise all rights and remedies available to it without the consent or approval of any other party and the Company will reimburse Holder for its reasonable costs and expenses, including attorneys' fees, incurred in connection with the enforcement of its rights under this Note. In addition to any other rights Holder may have under applicable laws, during an Event of Default, Holder shall have the right to set off the indebtedness evidenced by this Note against any other indebtedness of the Holder to the Company. For purposes of this Section 7, each of the following events will constitute an "*Event of Default*":

(a) *Failure to Pay.* The Company shall fail to pay (i) when due any principal payment on the due date hereunder or (ii) any interest payment or other payment required under the terms of this Note or the Security Agreement (as defined below) on the date due and such payment shall not have been made within five (5) days following the date when due.

(b) *Failure to Comply.* The Company shall fail to comply in any material respect with the terms, conditions and covenants of this Note including, without limitation, any representation or warranty provided herein is untrue or incorrect in any material respect as to Company.

(c) *Voluntary Bankruptcy or Insolvency Proceedings.* The Company shall (i) apply for or consent to the appointment of a receiver, trustee, liquidator or custodian of itself or of all or a substantial part of its property, (ii) admit in writing its inability to pay its debts generally as they mature, (iii) make a general assignment for the benefit of its or any of its creditors, (iv) be dissolved or liquidated, (v) commence a voluntary case or other proceeding seeking liquidation, reorganization or other relief with respect to itself or its debts under any bankruptcy, insolvency or other similar law now or hereafter in effect or consent to any such relief or to the appointment of or taking possession of its property by any official in an involuntary case or other proceeding commenced against it, or (vi) take any action for the purpose of effecting any of the foregoing.

(d) *Involuntary Bankruptcy or Insolvency Proceedings.* Proceedings for the appointment of a receiver, trustee, liquidator or custodian of the Company, or of all or a substantial part of the property thereof, or an involuntary case or other proceedings seeking liquidation, reorganization or other relief with respect to the Company, if any, or the debts thereof under any bankruptcy, insolvency or other similar law now or hereafter in effect shall be commenced and an order for relief entered or such proceeding shall not be dismissed or discharged within 90 days of commencement.

(e) *Cross Default.* A default (however denominated or defined) shall occur under any other indebtedness for borrowed money (not covered hereunder) of the Company, which shall not have been cured within applicable notice and grace periods and the holders thereof shall have accelerated payment of such indebtedness.

(f) *Judgments.* A final nonappealable judgment or order for the payment of money in excess of One Hundred Thousand dollars ($100,000) shall be rendered against the Company and the same shall remain undischarged for a period of 30 days during which execution shall not be effectively stayed, or any judgment, writ, assessment, warrant of attachment, or execution or similar process shall be issued or levied against a substantial part of the Company's property, if any and such judgment, writ, or similar process shall not be released, stayed, vacated or otherwise dismissed within 30 days after issue or levy.

13. <u>Change in Control: Closing Payment</u>. For the purposes of this Note, a "*Change in Control*" shall be deemed to occur upon (i) the sale, lease, license or transfer, in a single transaction or a series of transactions, of all or substantially all of the Company's assets; (ii) the sale or transfer, in a single transaction or a series of transactions, of 50% or more of the presently outstanding shares of capital stock of the Company, or (iii) the issuance by the Company of stock, whether in one or more transactions, which individually or in the aggregate results in the ownership, following such transaction or transactions, by the present stockholders of the Company of less than 50% of the issued and outstanding shares of voting stock of the Company. In the event of a Change in Control prior to the consummation of the Merger, the Company shall pay to the Holder the outstanding principal balance under the Note and all accrued and unpaid interest hereunder, which payments shall be paid to the Holder on or before the closing of such Change in Control. Notwithstanding the foregoing, in no event shall a Change of Control result from a debt or equity financing where the purpose of such transaction is raising capital for the Company.

14. <u>No Stockholder Rights</u>. This Note, as such, shall not entitle the Holder to any rights as a stockholder of the Company.

15. <u>Pari Passu Notes</u>. The Holder acknowledges and agrees that the payment of all or any portion of the outstanding principal amount of this Note and all interest hereon shall be pari passu in right of payment and in all other respects to the other Secured Convertible Promissory Notes issued by the Company as provided in the Subscription Agreement (collectively with this Note, the "*Notes*" and the holders of all Notes, the "*Investors*"). In the event the Holder receives payments in excess of its pro rata share of the Company's payments to the Investors, then the Holder shall hold in trust all such excess payments for the benefit of the other Investors and shall pay such amounts held in trust to such other Investors upon demand by such Investors.

16. <u>Miscellaneous</u>.

(a) <u>Waivers</u>. The Company hereby waives demand for payment, notice of dishonor, presentment, protest and notice of protest. No failure or delay on the part of the holder of this Note in exercising any power or right under this Note shall operate as a waiver thereof, nor shall any single or partial exercise of any such power or right preclude any other or further exercise thereof of the exercise of any other power or right. No notice to or demand on the Company in any case shall entitle the Company to any notice or demand in similar or other circumstances.

(b) <u>Amendment</u>. This Note may not be amended or modified; nor may any of its terms be waived, except by written instruments signed by the Company and the Requisite Investors, and then only to the extent set forth therein. "*Requisite Investors*" shall mean Investors holding a majority of the principal indebtedness represented by the outstanding Notes (defined in Section 16).

(c) <u>Binding; Successors and Assigns</u>. If any provision of this Note is determined to be invalid, illegal or unenforceable, in whole or in part, the validity, legality and enforceability of any of the remaining provisions or portions of this Note shall not in any way be affected or impaired thereby, and this Note shall nevertheless be binding between the Company and the Holder. This Note shall be binding upon, inure to the benefit of and be enforceable by the Company, the Holder and their respective successors and assigns.

(d) <u>Governing Law; Venue</u>. The terms of this Note shall be construed and governed in all respects by the laws of the State of Minnesota, without regard to principles of conflict of laws. Any and all disputes arising out of or related to this Note or the Security Agreement shall be adjudicated exclusively in the state or federal courts located in Minnesota. Each of the parties hereto submits itself to the jurisdiction of the courts of the State of Minnesota and the Federal courts of the United States located in such state in respect of all actions arising out of or in connection with the interpretation or enforcement of the Note, waives any argument that venue in such forums is not convenient and agrees that any actions initiated by either party hereto shall be appropriately venued in such forums.

(e) <u>Notices</u>. All notices or other communications required or permitted hereunder shall be in writing and shall be deemed effectively given: (i) upon personal delivery to the party to be notified; (ii) when sent by confirmed facsimile if sent during the normal business hours of the recipient, if not, then on the next business day; (iii) one (1) business day after deposit with a nationally recognized overnight courier designating next business day delivery; or (iv) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid. All notices and other communications shall be sent to the address or facsimile number as set forth on the signature page hereof or at such other address as such party may designate by ten (10) days' advance written notice to the other parties.

(f) <u>Time of the Essence; Remedies</u>. Time is of the essence of this Note. The rights and remedies under this Note are cumulative and not exclusive of any rights, remedies, powers and privileges that may otherwise be available to the Holder.

(g) <u>Severability</u>. If one or more provisions of this Note are held to be unenforceable under applicable law, such provision shall be excluded from this Note, the balance of the Note shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms, and the parties shall use good faith to negotiate a substitute, valid and enforceable provision that replaces the excluded provision and that most nearly effects the parties' intent in entering into this Note.

(h) <u>Entire Note</u>. This Note constitutes the full and entire understanding, promise and agreement between the Company and the Holder with respect to the subject matter hereof and thereof, and supersede, merge and render void every other prior written and/or oral understanding, promise or agreement between the Company and the Holder with respect to the subject matter hereof and thereof.

(i) <u>Headings</u>. Section headings are inserted herein for convenience only and do not form a part of this Note.

[REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties have executed this CONVERTIBLE PROMISSORY NOTE as of the date first written above.

PURSUITALERT, LLC

By: _____

Name: _____

Title: _____

Agreed to and Accepted:

_____
Name: _____

Address:

_____
_____
_____

Email: _____
Phone: _____

[Signature page to Secured Convertible Promissory Note]

NOTES OWED BY PURSUITALERT

Susan Tam	$20,000	12%	no maturity date
Ken Morgan	$35,000	12%	no maturity date
Tyler Morgan	$ 5,000	12%	no maturity date
Founders	$116,000	12%	no maturity date
SC Launch	$50,000	-0-%	2025
Bank of TR	$15,000	7%	2027

FINANCING AGREEMENT
AMENDMENT NO. 2

THIS AMENDMENT NO. 2 TO FINANCING AGREEMENT ("Amendment") is made as of the 16th day of December, 2020, by and between SC LAUNCH, INC., a South Carolina nonprofit corporation ("SC Launch") with an office at 1000 Catawba Street, Columbia, South Carolina 29201, and PURSUITALERT, LLC, a South Carolina limited liability company (the "Company").

WITNESSETH

WHEREAS, SC Launch has provided capital financing to the Company for the purpose of sustaining and expanding the Company's business pursuant to the following documents (collectively referred to herein as the "Financing Documents"):

i. A financing Agreement dated May 31, 2017, executed by the Company and SC Launch (the "Financing Agreement");

ii. A Promissory Note in the principal amount of $50,000 made by the Company to SC Launch (the "Note"); and

iii. An Amendment No. 1 dated July 27, 2020, executed by the Company and SC Launch (the "Amendment No. 1");

iv. All other financing and related documents executed by the Company in connection with the above described capital financing transactions.

WHEREAS, SC Launch and the Company now desire to modify the Financing Document as provided herein.

NOW, THEREFORE, in consideration of the premises herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and SC Launch agree as follows:

1. The Financing Documents are hereby modified as follows:

    a. All references to the Financing Agreement and Note in any of the Financing Documents shall mean the Financing Agreement and Note as extended and modified herein.

    b. Payments of principal and interest at the 0% rate of will continue to be due in monthly installments on the 15th day of each calendar month beginning February 15, 2021 and continuing as outlined in the attached repayment schedule (Exhibit I).

    c. The maturity date of the Note is extended to July 15, 2024.

d. Payments should be sent to the following address:

SC Launch, Inc.
PO Box 95
Columbia, SC 29202-0095
Attn: Director, Finance & Administration

e. Except as modified by this Amendment, the terms and conditions of the Financing Documents are hereby ratified and confirmed by the Company and SC Launch, and such terms and conditions contained therein shall continue with the same force and effect an such are incorporated herein by reference.

2. Miscellaneous.

a. <u>Entire Agreement.</u> The financing Agreement and Note as extended and modified herein sets forth the entire agreement between the parties with respect to the modification of the Financing Documents and shall be binding on the parties and their respective heirs, successors, and assigns. It may not be changed orally, but only by agreement in writing signed by the party against whom enforcement of any waiver, change modification, extension, or discharge is sought. All prior negotiations, agreements, and understandings are superseded hereby, provided that the Note and the Finance Agreement remain in full force and effect except as amended hereby.

b. <u>Counterparts</u>. This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and shall be binding upon all parties, their successors and assigns, and all of which taken together shall constitute one and the same agreement.

c. <u>Headings Not Binding</u>. The use of headings in the Financing Agreement and Note as extended and modified herein is only for ease of reference, and the headings have no legal effect and are not to be considered part of this Amendment.

d. <u>Severability</u>. Unenforceability for any reason of any provision of this Agreement, or of any of the Financing Documents or other agreements between the Company and SC Launch shall not limit the operation or validity of any other provisions of this Agreement, any of the Financing Documents or any other agreement.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement effective as of the date first above written.

SC LAUNCH, INC.

By: _____

Name: John Sircy

Title: Treasurer

PURSUITALERT, LLC

By: _____

Name: Tim Morgan

Title: Managing Member

Exhibit I
Pursuit Alert, LLC
Repayment Schedule - Amendment #2



Total Repayment Amount	$	63,673.33

Payment Due Date	Amount Due	Remaining Balance
2/15/2021	$ 1,000.00	$ 62,673.33
3/15/2021	1,000.00	61,673.33
4/15/2021	1,000.00	60,673.33
5/15/2021	1,000.00	59,673.33
6/15/2021	1,000.00	58,673.33
7/15/2021	1,000.00	57,673.33
8/15/2021	1,100.00	56,573.33
9/15/2021	1,100.00	55,473.33
10/15/2021	1,100.00	54,373.33
11/15/2021	1,100.00	53,273.33
12/15/2021	1,100.00	52,173.33
1/15/2022	1,100.00	51,073.33
2/15/2022	1,200.00	49,873.33
3/15/2022	1,200.00	48,673.33
4/15/2022	1,200.00	47,473.33
5/15/2022	1,200.00	46,273.33
6/15/2022	1,200.00	45,073.33
7/15/2022	1,200.00	43,873.33
8/15/2022	1,300.00	42,573.33
9/15/2022	1,300.00	41,273.33
10/15/2022	1,300.00	39,973.33
11/15/2022	1,300.00	38,673.33
12/15/2022	1,300.00	37,373.33
1/15/2023	1,300.00	36,073.33
2/15/2023	1,400.00	34,673.33
3/15/2023	1,400.00	33,273.33
4/15/2023	1,400.00	31,873.33
5/15/2023	1,400.00	30,473.33
6/15/2023	1,400.00	29,073.33
7/15/2023	1,400.00	27,673.33
8/15/2023	2,306.11	25,367.22
9/15/2023	2,306.11	23,061.11
10/15/2023	2,306.11	20,755.00
11/15/2023	2,306.11	18,448.89
12/15/2023	2,306.11	16,142.78
1/15/2024	2,306.11	13,836.67
2/15/2024	2,306.11	11,530.56
3/15/2024	2,306.11	9,224.45
4/15/2024	2,306.11	6,918.34
5/15/2024	2,306.11	4,612.23
6/15/2024	2,306.11	2,306.12
7/15/2024	2,306.12	(0.00)

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:
(120 days after the end of each fiscal year covered by the report)

Once posted, the annual report may be found on the issuer's website at:
https://www.pursuitalert.com

The issuer must continue to comply with the ongoing reporting requirements until:

(1) the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) The issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report pursuant to this section and has fewer than 300 holders of record;
(3) The issuer has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;
(4) the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the issuer liquidates or dissolves its business in accordance with state law.